


10011859

Clients, Not Customers

2009 ANNUAL REPORT



American River Bankshares

Table *of* Contents

Annual Report Copies

American River Bankshares will provide its security holders and interested parties, without charge, a copy of its 2009 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission. To request a copy by mail, please contact American River Bankshares. To view a pdf version online, please go to our web site at www.amrb.com.

Letter from the Chairman and CEO

Dear Fellow Shareholder,

Consistency (still) Builds Value. This phrase has become synonymous with American River Bankshares over the last ten years. In fact, not a presentation, newsletter or annual report can be printed without the phrase being included or a shareholder will notice.

Maintaining consistency in today's economy is certainly a challenge and 2009 definitely put American River Bankshares to the test. The second quarter produced our Company's first quarterly loss in over twenty-five years and, in the same quarter, the Board of Directors decided to temporarily suspend the cash dividend.

We have been proactively managing our nonperforming assets and we feel confident in our loan underwriting processes. Even though we are actively communicating the message that we are "open for business" for quality new loans, we continue to see a decrease in commercial loans, which are down 20% from 2008. While there may be glimmers of hope for an economic recovery, the bottom line is that small business owners are still cautious about future expansion.

Despite the challenges facing our Company, we were able to achieve some noteworthy successes due to our consistent strategy and stellar team. We were profitable for the year, an accomplishment that is not as common as it once was. We completed a successful capital raise in December with net proceeds of $23.9 million and saw an 8% increase in deposits. This combination gives our Company a very strong liquidity and capital position. We will not use our capital to repay TARP funds, as we did not choose to participate in that program. We believe the increased capital and liquidity levels will allow us to take full advantage of strategic opportunities in our markets as they arise.

Looking forward, 2010 will be an evolution not a revolution for American River Bankshares. We believe that our expertise in business banking is the right focus for us and it will remain our focus moving forward. We believe we have the right people and the right products in the right markets. As we see more improvement in the economy, we believe our steadfast focus will give us a competitive advantage.

Thank you for your continued investment and for the trust and confidence you have placed in our Company.

Sincerely,



Charles D. Fite
Chairman of the Board



David T. Taber
President & CEO



Right People

In today's economic climate, having the right team of people to manage loans, guide our Company and serve our clients is more important than ever.

Experience Matters...Leadership Counts

American River Bankshares' Executive Management Team is still focused on smart growth, and with an average of 26 years of industry experience apiece and having been together as a team for 15 years, is uniquely qualified to lead our Company to progress and opportunity.

Our veteran credit management team is proactively addressing loan challenges, allowing our team of banking professionals to actively pursue new clients from distracted community and national bank competitors.

Clients, Not Customers

Since first opening our doors in 1983, American River Bankshares has built a reputation on delivering excellent service, due in large part to our philosophy of clients not customers. We think the word customer signifies transactional where client implies an advisory relationship, a collaboration or partnership.

This philosophy is appealing to more and more people who are tired of being just a number and who are looking for an actual relationship with a bank. To that end, we have increased service and cross-selling training initiatives with frontline staff in order to ensure that new and existing clients are getting the most out of their banking relationships.



Right Products

Our goal is to become the dominant business bank in the communities we serve by providing our clients exceptional service and financial solutions that support their growth.

Evolution Not Revolution

Our expertise in business banking, coupled with the right mix of products and services, allows our employees to custom-tailor solutions that continue to keep current clients happy and appeal to new ones.

While our focus on business banking is nothing new, we are evolving our strategy to not only include the business itself, but its owners, their families and their employees, providing 360 degree banking needs for each relationship.

And even though efficiency has always been a hallmark of our organization, American River Bankshares never stops striving for continuous improvement, whether through prudent technology upgrades or the streamlining of a cumbersome process.

A few of the niches that differentiate American River Bankshares from other banks are service to:

- Building Trades
- Faith-Based Organizations
- Wholesalers
- Manufacturers
- Fiduciaries
- Professionals
- Property Managers



Right Market

There are many people looking for a trustworthy and stable community bank in our market today. American River Bankshares' track record of community support, strength and reliability make it a compelling choice.

Organic and Strategic Growth Opportunities

The banking industry continues to operate in unprecedented times. The Northern California market in which we operate is no exception with distracted competitors, institutional consolidation and unhappy clients looking for a local banking relationship. These factors, plus the diversity and market size (over $52 billion in potential deposits*) puts us in an attractive position for organic and strategic growth opportunities.

Local People Helping Local People

American River Bankshares' outstanding Employee Volunteer and Community Giving Programs not only make a difference in the communities we serve, but it has created a competitive advantage. In 2009, employees volunteered over 2,000 hours of time with local non-profit organizations and through the American River Bankshares Foundation, has given $315,000 in grants to over 25 organizations since 2005.


Our Locations
AMERICAN RIVER BANK
1 BRADSHAW PLAZA
2 CAPITOL MALL
3 FAIR OAKS VILLAGE
4 POINT WEST
5 ROSEVILLE
BANK OF AMADOR
6 BUCKHORN
7 IONE
8 JACKSON
NORTH COAST BANK
9 HEALDSBURG
10 SANTA ROSA
YUBA CITY
WOODLAND
HQ
SANTA ROSA
SACRAMENTO
JACKSON
OAKLAND
STOCKTON
SAN FRANCISCO

*FDIC market share data for Amador, Placer, Sacramento and Sonoma Counties as of June 30, 2009

Financial Highlights

Total Return Performance



150
125
100
75
50
25
Index Value

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	**12/31/09**
American River Bankshares	100.00	105.53	123.89	96.18	62.74	**50.48**
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	**104.31**
SNL Bank NASDAQ	100.00	96.95	108.85	85.45	62.06	**50.34**

Source: SNL Financial LC, Charlottesville, VA

Efficiency Ratio



65%
60%
55%
50%
45%
40%
35%
45.16
47.11
49.49
48.92
58.45
2005
2006
2007
2008
2009

Interest Margin (NIM)



5.2%
5.0%
4.8%
4.6%
4.98
5.03
5.10
5.03
4.90
2005
2006
2007
2008
2009

Deposit Mix

(DOLLARS IN THOUSANDS)



$175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
$164,397
$46,364
$133,443
$37,711
$118,791
$160,574
$41,814
$122,765
$36,893
$131,829
$132,666
$43,577
$127,397
$35,639
$116,366
$119,143
$45,581
$105,919
$33,438
$132,980
$118,328
$50,154
$131,614
$36,234
$133,425
2005
2006
2007
2008
2009
Noninterest-bearing deposits
Interest Checking
Money Market
Savings
Time Deposits

Deposit Mix



Business 26%
Personal 74%

Loan Mix

(DOLLARS IN THOUSANDS)



Commercial $72,621
Other $61,043
Construction & Land Dev. $27,482
Owner-Occupied CRE $120,209
Investor CRE $103,476

Loan Mix: Owner-Occupied CRE

(DOLLARS IN THOUSANDS)



Mixed Use $9,065
Office $28,322
Retail $20,932
Church $24,999
Industrial $15,973
Other $20,918

Capital Ratios



20%
18%
16%
14%
12%
10%
8%
6%
7.64
11.82
7.81
11.59
7.72
10.70
8.32
11.50
12.45
18.39
2005
2006
2007
2008
2009
Leverage Ratio
Total Risk-Capital Ratio

Loan Mix: Investor CRE

(DOLLARS IN THOUSANDS)



Mixed Use $9,884
Office $30,805
Other $11,253
Retail $19,221
Industrial $32,313

Financial Highlights

(DOLLARS IN THOUSANDS)

	2009	2008	Percent Change
Operations Data			
Net interest income	$ 24,032	$ 25,925	(7.30%)
Provision for loan and lease losses	8,530	1,743	389.39%
Noninterest income	2,269	2,168	4.66%
Noninterest expenses	15,811	14,201	11.34%
Income before income taxes	1,960	12,149	(83.87%)
Income taxes	374	4,578	(91.83%)
Net income	$ 1,586	$ 7,571	(79.05%)
Share Data			
Earnings per share—basic	$0.26	$ 1.30	(80.00%)
Earnings per share—diluted	$0.26	$ 1.30	(80.00%)
Cash dividends per share [1]	$0.29	$ 0.57	(49.12%)
Book value per share	$8.87	$ 10.95	(18.99%)
Tangible book value per share	$7.15	$ 7.98	(10.40%)
Balance Sheet Data			
Assets	$594,418	$563,157	5.55%
Loans and leases, net	376,322	412,356	(8.74%)
Deposits	469,755	437,061	7.48%
Shareholders' equity	87,345	63,447	37.67%
Financial Ratios			
Return on average equity	2.44%	12.39%	
Return on average tangible equity	3.31%	17.32%	
Return on average assets	0.28%	1.32%	
Efficiency ratio [2]	58.45%	48.92%	
Net interest margin [2]	4.90%	5.03%	
Net loans and leases to deposits	80.11%	94.35%	
Net charge-offs to average loans & leases	1.62%	0.42%	
Nonperforming loans and leases to total loans and leases [3]	5.46%	1.49%	
Allowance for loan and leases losses to total loans and leases	2.06%	1.41%	
Average equity to average assets	11.36%	10.62%	
Capital Ratios			
Leverage capital ratio	12.45%	8.32%	
Tier 1 risk-based capital ratio	17.13%	10.25%	
Total risk-based capital ratio	18.39%	11.50%	

1. On July 27, 2009, the Company announced that the Board of Directors temporarily suspended the payment of cash dividends, until such time that it was prudent to reestablish the payment of cash dividends. Regulatory approval will be required before the payment of cash dividends may be reestablished.

2. Fully taxable equivalent

3. Non-performing loans and leases consist of loans and leases past due 90 days or more and still accruing and nonaccrual loans and leases.

Our Team

American River Bank and Bankshares Board of Directors

Charles D. Fite
Chairman of the Board
President, Fite Development Co.

Roger J. Taylor, DDS
Vice-Chairman of the Board
National Executive Director
Impax Health Prime
Retired Dentist

Stephen H. Waks, Esq.
Secretary to the Board
Attorney-at-Law and Owner
Waks Law Corporation

Amador S. Bustos
Chairman and CEO
Bustos Media, LLC

Dorene C. Dominquez
Chairman and President,
Vanir Group of Companies

Robert J. Fox, CPA
Partner, S.J. Gallina & Co.

William A. Robotham, CPA
Executive Partner
Pisenti & Brinker LLP

David T. Taber
President & CEO
American River Bankshares

Philip A. Wright
Owner, Prudential California Realty

Michael A. Ziegler
President & CEO, Pride Industries

American River Bankshares Management Team

David T. Taber
President & CEO

Mitchell A. Derenzo
EVP & Chief Financial Officer

Douglas E. Tow
EVP & Chief Credit Officer

Kevin B. Bender
EVP & Chief Operating Officer

Raymond F. Byrne
President, North Coast Bank

Wayne T. Garibaldi
Regional President, Bank of Amador

Craig A. Christiansen
SVP, Real Estate Division
American River Bank

Erica C. Fernandez
SVP, Retail Banking Manager
American River Bank

Donald D. Sager
SVP, Business Banking
American River Bank

Stock Listing

American River Bankshares trades on the NASDAQ Global Select Stock Market under the symbol "AMRB"

Investor Relations

American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, CA 95670
(916) 851-0123
investor.relations@amrb.com
www.amrb.com

North Coast Bank Regional Community Bank Board

Raymond F. Byrne

Pam Chanter
Vice President Vantreo Insurance Brokers

Robert Hillmann
Movie Director, Producer and Cameraman

Herb Liberman
Economic Development Coordinator
Healdsburg Chamber of Commerce & Visitors Bureau

William A. Robotham, CPA

Stephen E. Schwitalla
CEO, Sonoma County
Vintners Co-op

Philip A. Wright

Transfer Agent

Computershare Trust Company
P.O. Box 43078
Providence, RI 02940
1-800-942-5909
www.computershare.com

Annual Meeting

The 2010 annual meeting of American River Bankshares will be held at 3:00 p.m. on May 20, 2010 at:
Rancho Cordova City Hall
American River Room South
2729 Prospect Park Drive
Rancho Cordova, CA 95670

Financial Table *of* Contents

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK.

Selected Financial Data

Financial Summary

The following table presents certain consolidated financial information concerning the business of the Company and its subsidiaries. This information should be read in conjunction with the Consolidated Financial Statements, the notes thereto, and Management's Discussion and Analysis included in this report. All per share data has been retroactively restated to reflect stock dividends and stock splits.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

AS OF AND FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007	2006	2005
Operations Data:					
Net interest income	$ 24,032	$ 25,925	$ 26,402	$ 27,066	$ 26,462
Provision for loan and lease losses	8,530	1,743	450	320	322
Noninterest income	2,269	2,168	2,599	2,443	2,329
Noninterest expenses	15,811	14,201	14,833	14,388	13,493
Income before income taxes	1,960	12,149	13,718	14,801	14,976
Income taxes	374	4,578	5,240	5,739	5,792
Net income	$ 1,586	$ 7,571	$ 8,478	$ 9,062	$ 9,184
Share Data:					
Earnings per share—basic	$ 0.26	$ 1.30	$ 1.40	$ 1.42	$ 1.41
Earnings per share—diluted	$ 0.26	$ 1.30	$ 1.39	$ 1.39	$ 1.38
Cash dividends per share	$ 0.29	$ 0.57	$ 0.55	$ 0.53	$ 0.46
Book value per share	$ 8.87	$ 10.95	$ 10.22	$ 10.00	$ 9.67
Tangible book value per share	$ 7.15	$ 7.98	$ 7.23	$ 7.14	$ 6.89
Balance Sheet Data:					
Assets	$594,418	$563,157	$573,685	$604,003	$612,763
Loans and leases, net	376,322	412,356	394,975	382,993	365,571
Deposits	469,755	437,061	455,645	493,875	500,706
Shareholders' equity	87,345	63,447	59,973	62,371	62,746
Financial Ratios:					
Return on average equity	2.44%	12.39%	14.01%	14.48%	15.14%
Return on average tangible equity	3.31%	17.32%	19.78%	20.33%	21.64%
Return on average assets	0.28%	1.32%	1.47%	1.50%	1.54%
Efficiency ratio*	58.45%	48.92%	49.49%	47.11%	45.16%
Net interest margin*	4.90%	5.03%	5.10%	5.03%	4.98%
Net loans and leases to deposits	80.11%	94.35%	86.68%	77.55%	73.01%
Net charge-offs to average loans & leases	1.62%	0.42%	0.11%	0.03%	0.04%
Nonperforming loans and leases to total loans and leases	5.46%	1.49%	1.86%	0.02%	0.02%
Allowance for loan and leases losses to total loans and leases	2.06%	1.41%	1.47%	1.51%	1.53%
Average equity to average assets	11.36%	10.62%	10.52%	10.38%	10.16%
Capital Ratios:					
Leverage capital ratio	12.45%	8.32%	7.72%	7.81%	7.66%
Tier 1 risk-based capital ratio	17.13%	10.25%	9.45%	10.34%	10.57%
Total risk-based capital ratio	18.39%	11.50%	10.70%	11.59%	11.82%

* Fully taxable equivalent

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is American River Bankshares management's discussion and analysis of the significant changes in income and expense accounts for the years ended December 31, 2009, 2008, and 2007.

Cautionary Statements Regarding Forward-Looking Statements

Certain matters discussed or incorporated by reference in this Annual Report, including, but not limited to, matters described herein," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) the duration of financial and economic volatility and decline and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system; (2) the risks presented by a continued economic recession, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations and loan portfolio delinquency rates; (3) variances in the actual versus projected growth in assets and return on assets; (4) potential continued or increasing loan and lease losses; (5) potential increasing levels of expenses associated with resolving non-performing assets as well as regulatory changes; (6)changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds; (7) competitive effects; (8) potential declines in fee and other noninterest income earned associated with economic factors as well as regulatory changes; (9) general economic conditions nationally, regionally, and within our operating markets could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our ability to continue internal growth at historical rates and maintain the quality of our earning assets; (10) changes in the regulatory environment including government intervention in the U.S. financial system; (11) changes in business conditions and inflation; (12) changes in securities markets, public debt markets, and other capital markets; (13) potential data processing and other operational systems failures or fraud; (14) potential continued decline in real estate values in our operating markets; (15) the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; (16) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations; (17) projected business increases following any future strategic expansion could be lower than expected; (18) the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings; (19) the reputation of the financial services industry could experience further deterioration, which could adversely affect our ability to access markets for funding and to acquire and retain customers; and (20) the efficiencies we may expect to receive from any investments in personnel and infrastructure may not be realized. The factors set forth under "Item 1A—Risk Factors" in our 2009 Form 10-K and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report, when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission (the "SEC") on Forms 10-K, 10-Q and 8-K.

CRITICAL ACCOUNTING POLICIES

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. We use historical loss data, peer group experience and the economic environment as factors, among others, in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of the credit loss risk in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) "Accounting for Contingencies," which requires that losses be accrued when it is probable that a loss has occurred at the balance sheet date and such loss can be reasonably estimated; and (2) "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued on impaired loans based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is determined based upon estimates that can and do change when the actual risk, loss events, or changes in other factors, occur. The analysis of the allowance uses a historical loss view as one indicator of future losses and as a result could differ from the loss incurred in the future. If the allowance for loan and lease losses falls below that deemed adequate (by reason of loan and lease growth, actual losses, the effect of changes in risk ratings, or some combination of these factors), the Company has a strategy for supplementing the allowance for loan and lease losses, over the short term. For further information regarding our allowance for loan and lease losses, see "Allowance for Loan and Lease Losses Activity."

Stock-Based Compensation

The Company recognizes compensation expense in an amount equal to the fair value of all share-based payments which consist of stock options granted to directors and employees. The fair value of each option is estimated on the date of grant and amortized over the service period using a Black-Scholes-Merton based option valuation model that requires the use of assumptions. Critical assumptions that affect the estimated fair value of each option include expected stock price volatility, dividend yields, option life and the risk-free interest rate.

Goodwill

Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually following the year of acquisition. The Company performed an evaluation of the goodwill, recorded as a result of the Bank of Amador acquisition, during the fourth quarter of 2009 and determined that there was no impairment. While the Company believes all assumptions utilized in its assessment of goodwill for impairment are reasonable and appropriate, changes in earnings, the effective tax rate, historical earnings multiples and the cost of capital could all cause different results for the calculation of the present value of future cash flows.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

Since January 1, 2007 the Company has accounted for uncertainty in income taxes under "Accounting for Uncertainty in Income Taxes". Under the provisions of Accounting for Uncertainty in Income Taxes, only tax positions that met the more-likely-than-not recognition threshold on January 1, 2007 were recognized or continue to be recognized. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The election has been made to record interest expense related to tax exposures in tax expense, if applicable, and the exposure for penalties related to tax exposures in tax expense, if applicable.

Subsequent Events

In May 2009, the FASB issued ASC 855 (formerly Statement No. 165), *"Subsequent Events."* ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC 855 was effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not impact the Company's financial position or results of operations. The Company evaluated all events or transactions that occurred from December 31, 2009 to March 4, 2010 (the filing date), the date the Company issued these financial statements.

Recent Developments

In February 2010, in connection with the Bank's regularly scheduled 2009 FDIC examination, the Bank entered into a Memorandum of Understanding (the "Memorandum") with the FDIC and the California Commissioner of Financial Institutions. The Memorandum covers actions to be taken by the Board of Directors and management to enhance BSA compliance; reduce the Bank's level of classified assets and further strengthen and improve the Bank's asset quality; requesting regulatory approval prior to paying any cash dividends; and maintaining the Bank's Tier 1 Leverage capital ratio at not less than 8% and a Total Risk-Based capital ratio of not less than 11%. As of December 31, 2009, the foregoing ratios for the Bank were 11.7% and 17.3%, respectively. The Company believes that the Bank is currently in compliance in all material respects with the actions described in the Memorandum. Consequently, the Company does not expect these actions to significantly change its business strategy in any material respect; however, noncompliance with provisions of the Memorandum could result in regulatory enforcement actions that could have a material adverse effect upon the Company.

Overview

The Company recorded net income in 2009 of $1,586,000, down from $7,571,000 in 2008. Diluted earnings per share for 2009 were $0.26, a decrease of $1.04 from the $1.30 recorded in 2008. For 2009, the Company realized a return on average equity of 2.44% and a return on average assets of 0.28%, as compared to 12.39% and 1.32% for 2008.

Net income for 2008 was $907,000 (10.7%) lower than the $8,478,000 recorded in 2007. Diluted earnings per share in 2007 were $1.39, return on average assets was 1.47% and return on average equity was 14.01%. Table One below provides a summary of the components of net income for the years indicated:

Table One: Components of Net Income

(DOLLARS IN THOUSANDS) FOR THE YEARS ENDED:	2009	2008	2007
Net interest income*	$ 24,331	$ 26,277	$ 26,749
Provision for loan and lease losses	(8,530)	(1,743)	(450)
Noninterest income	2,269	2,168	2,599
Noninterest expense	(15,811)	(14,201)	(14,833)
Provision for income taxes	(374)	(4,578)	(5,240)
Tax equivalent adjustment	(299)	(352)	(347)
Net income	$ 1,586	$ 7,571	$ 8,478
Average total assets	$ 572,473	$ 575,046	$ 575,225
Net income as a percentage of average total assets	0.28%	1.32%	1.47%

* Fully taxable equivalent basis (FTE)

All share and per share data for 2008 and 2007 have been adjusted for 5% stock dividends distributed on December 18, 2008 and December 20, 2007. There were no stock dividends distributed in 2009.

During 2009, total assets of the Company increased $31,261,000 (5.6%) to a total of $594,418,000 at year-end. At December 31, 2009, net loans totaled $376,322,000, down $36,034,000 (8.7%) from the ending balances on December 31, 2008. Deposits increased 7.5% during 2009 resulting in ending deposit balances of $469,755,000. Shareholders' equity increased 37.7% during 2009, increasing by $23,898,000 to end the year at $87,345,000. The Company ended 2009 with a Tier 1 capital ratio of 12.4% and a total risk-based capital ratio of 18.4%.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest earning assets (loans, securities, Federal funds sold and interest-bearing deposits in other banks) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

The Company's fully taxable equivalent net interest margin was 4.90% in 2009 and 5.03% in 2008. The fully taxable equivalent net interest income was down $1,946,000 (7.4%) in 2009 compared to 2008.

The fully taxable equivalent interest income component decreased from $33,905,000 in 2008 to $29,421,000 in 2009, representing a 13.2% decrease. The decrease in the fully taxable equivalent interest income for 2009 compared to the same period in 2008 is comprised of two components—rate (down $3,100,000) and volume (down $1,384,000). The decline in rates can be attributed to decreases implemented by the Company on the loans and leases during 2007 and 2008 in response to the Federal Reserve Board (the "FRB") decreases in the Federal funds and discount rates. Decreases by the FRB have resulted in ten rate reductions totaling 500 basis points since September 2007. In addition, interest forgone on nonaccrual loans in 2009 increased when compared to 2008. Net interest income forgone on nonaccrual loans was approximately $1,281,000 during 2009 compared to $647,000 during 2008. The overall decreasing interest rate environment and the negative effect of the higher nonaccrual loans resulted in a 54 basis point decrease in the yield on average earning assets from 6.47% for 2008 to 5.93% for 2009. The volume decrease occurred due to a 5.0% decrease in average earning assets. The overall decrease in the average assets balance during that time period is mainly related to a decrease in loans and leases and investment securities balances. Loan and lease balances are down as the overall production for new loans is down. The investment securities balances are lower as the Company implemented a strategy to use the proceeds from principal reductions and maturing investment securities to provide funding for a decrease in average borrowings and to increase average noninterest-bearing cash balances. The increase in cash balances was used to bolster liquidity during an unsettling time in the banking environment.

This strategy to reduce the balances in investment securities resulted in a 15.8% decrease in average investment securities from $106,949,000 during 2008 to $90,049,000 during 2009, while average noninterest-bearing cash balances increased $21,804,000 or 113.2% from $19,260,000 during 2008 to $41,064,000 during 2009.

The fully taxable equivalent interest income component decreased from $37,825,000 in 2007 to $33,905,000 in 2008, representing a 10.4% decrease. The decrease in the fully taxable equivalent interest income for 2008 compared to the same period in 2007 is comprised of two components—rate (down $4,523,000) and volume (up $603,000). The decline in rates can be attributed to decreases implemented by the Company on the loans and leases during the latter part of 2007 and 2008 in response to the FRB decreases in the Federal funds and discount rates. In addition, an increased level of nonaccrual loans resulted in foregone interest income of approximately $647,000 during 2008 as compared to $305,000 in 2007. The overall decreasing interest rate environment and the negative effect of the nonaccrual loans resulted in a 74 basis point decrease in the yield on average earning assets from 7.21% for 2007 to 6.47% for 2008. The volume increase occurred despite a slight $1,799,000 (0.3%) decrease in average earning assets from $524,365,000 during 2007 to $522,566,000 during 2008 as a result of a shift in balances from lower earning investments to higher earning loans. The change in the mix of average earning assets resulted from the Company's decision to use the proceeds from principal reductions and maturing investment securities to provide funding for loan growth. This strategy has reduced the average balances on investment securities by $21,289,000 or 16.6% from $128,238,000 during 2007 to $106,949,000 during 2008, while average loan balances increased $19,805,000 or 5.1% from $390,488,000 during 2007 to $410,293,000 during 2008. The Company's ability to increase its average loans is the result of its continued concentrated focus on business lending and the purchase of a $7,255,000 pool of loans secured by properties located in the Company's market area from another bank.

Interest expense decreased $2,538,000 (33.3%) in 2009 compared to 2008. The average balances of interest-bearing liabilities were $3,276,000 (0.9%) higher in 2009 compared to 2008. The higher balances, especially in the level of average time deposits accounted for a $168,000 increase in interest expense. This increase was offset by lower rates, which accounted for a $2,706,000 decrease in interest expense in 2009. Rates paid on interest-bearing liabilities decreased 67 basis points from 2008 to 2009 from 1.99% to 1.32%.

Interest expense decreased $3,448,000 (31.1%) in 2008 compared to 2007. The average balances of interest-bearing liabilities were $17,366,000 (4.8%) higher in the 2008 compared to 2007. The higher balances accounted for a $1,224,000 increase in interest expense. Average borrowings were up $29,880,000 (100.7%) as the Company used borrowings as a funding source for the increased loan balances as average deposit balances declined. Average deposit balances decreased $31,176,000 (6.5%) from $479,344,000 during 2007 to $448,168,000 during 2008. Although the number of deposit relationships and accounts remains relatively stable, the average balances in those accounts have experienced a decrease over the past twelve months. As a result of the lower overall interest rate environment, the decrease in rates accounted for a $4,672,000 reduction in interest expense in 2008. Rates paid on interest-bearing liabilities decreased 105 basis points from 2007 to 2008 from 3.04% to 1.99%. The rate on average borrowings dropped 221 basis points during that same time period from 5.11% to 2.90%.

Table Two, Analysis of Net Interest Margin on Earning Assets, and Table Three, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Company's interest income and expenses. Table Two provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Three sets forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume), computed on a daily average basis, and changes in average interest rates.

Table Two: Analysis of Net Interest Margin on Earning Assets

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2009			2008			2007		
(TAXABLE EQUIVALENT BASIS)	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield
Assets:									
Earning assets									
Loans and leases [1]	$404,539	$25,378	6.27%	$410,293	$28,512	6.95%	$390,488	$31,508	8.07%
Taxable investment securities	67,480	2,763	4.09%	79,675	3,711	4.66%	100,086	4,544	4.54%
Tax-exempt investment securities [2]	22,541	1,215	5.39%	27,102	1,428	5.27%	27,745	1,436	5.18%
Corporate stock	28	6	21.43%	172	22	12.79%	407	32	7.86%
Federal funds sold	11	–	0.00%	486	10	2.06%	690	34	4.93%
Interest bearing deposits in other banks	1,603	59	3.68%	4,838	222	4.59%	4,949	271	5.48%
Total earning assets	496,202	29,421	5.93%	522,566	33,905	6.47%	524,365	37,825	7.21%
Cash & due from banks	41,064			19,260			17,263		
Other assets	42,208			39,330			39,529		
Allowance for loan & lease losses	(7,001)			(6,110)			(5,932)		
	$572,473			$575,046			$575,225		
Liabilities & Shareholders' Equity:									
Interest bearing liabilities:									
NOW & MMDA	$163,141	1,375	0.84%	$164,531	1,929	1.17%	$173,382	3,781	2.18%
Savings	34,392	229	0.67%	36,033	324	0.90%	37,690	546	1.45%
Time deposits	137,601	2,399	1.74%	121,479	3,648	3.00%	123,485	5,233	4.24%
Other borrowings	49,745	1,087	2.19%	59,560	1,727	2.90%	29,680	1,516	5.11%
Total interest bearing liabilities	384,879	5,090	1.32%	381,603	7,628	1.99%	364,237	11,076	3.04%
Demand deposits	117,594			126,125			144,787		
Other liabilities	4,993			6,234			5,668		
Total liabilities	507,466			513,962			514,692		
Shareholders' equity	65,007			61,084			60,533		
	$572,473			$575,046			$575,225		
Net interest income & margin [3]		$24,331	4.90%		$26,277	5.03%		$26,749	5.10%

1. Loan and lease interest includes loan and lease fees of $46,000, $250,000 and $529,000 in 2009, 2008 and 2007, respectively.

2. Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from Federal income taxes. The effective Federal statutory tax rate was 34% in 2009 and 35% in 2008 and 2007.

3. Net interest margin is computed by dividing net interest income by total average earning assets.

Table Three: Analysis of Volume and Rate Changes on Net Interest Income and Expenses

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31, 2009 OVER 2008	Volume	Rate [4]	Net Change
Increase (decrease) due to change in:			
Interest-earning assets:			
Net loans and leases [1,2]	$ (400)	$ (2,734)	$ (3,134)
Taxable investment securities	(568)	(380)	(948)
Tax-exempt investment securities [3]	(240)	27	(213)
Corporate stock	(18)	2	(16)
Federal funds sold & other	(10)	–	(10)
Interest bearing deposits in other banks	(148)	(15)	(163)
Total	(1,384)	(3,100)	(4,484)
Interest-bearing liabilities:			
Demand deposits	(16)	(538)	(554)
Savings deposits	(15)	(80)	(95)
Time deposits	484	(1,733)	(1,249)
Other borrowings	(285)	(355)	(640)
Total	168	(2,706)	(2,538)
Interest differential	$ (1,552)	$ (394)	$ (1,946)

YEAR ENDED DECEMBER 31, 2008 OVER 2007	Volume	Rate [4]	Net Change
Increase (decrease) due to change in:			
Interest-earning assets:			
Net loans and leases [1,2]	$ 1,597	$ (4,593)	$ (2,996)
Taxable investment securities	(927)	94	(833)
Tax-exempt investment securities [3]	(33)	25	(8)
Corporate stock	(18)	8	(10)
Federal funds sold & other	(10)	(14)	(24)
Interest bearing deposits in other banks	(6)	(43)	(49)
Total	603	(4,523)	(3,920)
Interest-bearing liabilities:			
Demand deposits	(193)	(1,659)	(1,852)
Savings deposits	(24)	(198)	(222)
Time deposits	(85)	(1,500)	(1,585)
Other borrowings	1,526	(1,315)	211
Total	1,224	(4,672)	(3,448)
Interest differential	$ (621)	$ 149	$ (472)

1. The average balance of non-accruing loans and leases is immaterial as a percentage of total loans and leases and, as such, has been included in net loans and leases.
2. Loan and lease fees of $46,000, $250,000 and $529,000 for the years ended December 31, 2009, 2008 and 2007, respectively, have been included in the interest income computation.
3. Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from Federal income taxes. The effective Federal statutory tax rate was 34% in 2009 and 35% in 2008 and 2007.
4. The rate/volume variance has been included in the rate variance.

Provision for Loan and Lease Losses

The Company provided $8,530,000 for loan and lease losses in 2009 as compared to $1,743,000 for 2008. Net loan and lease losses for 2009 were $6,539,000 as compared to $1,708,000 in 2008. In 2009, net loan and lease losses as a percentage of average loans outstanding were 1.62% compared to .42% in 2008. In 2007, the Company provided $450,000 for loan and lease losses and net charge-offs were $441,000. The increase in the provision for loan and lease losses for 2009 results from a higher level of loan and lease losses and nonperforming loans and leases, due mainly to the overall challenging economy in the Company's market areas and the United States, overall. For further information please see "Allowance for Loan and Lease Losses Activity."

Service Charges and Fees and Other Income

Table Four below provides a summary of the components of noninterest income for the periods indicated:

Table Four: Components of Noninterest Income

(DOLLARS IN THOUSANDS) YEAR ENDED DECEMBER 31,	2009	2008	2007
Service charges on deposit accounts	$1,018	$ 741	$ 743
Merchant fee income	437	482	544
Earnings on bank owned life insurance	246	395	404
Income from residential lending division	7	283	401
Accounts receivable servicing fees	35	170	244
Gain (loss) on sale, call and impairment of securities	270	(119)	11
Other	256	216	252
	$2,269	$2,168	$2,599

Noninterest income was up $101,000 (4.7%) to $2,269,000 in 2009 from the 2008 level. The increase from 2008 to 2009 was primarily related to higher service charges on deposit accounts (up $277,000 or 37.4%) and gain on sale of securities. The higher service charges on deposit accounts results from increased fees from overdrawn checking accounts (up $183,000 or 43.3%) and higher service fees in checking accounts (up $86,000 or 34.1%). The difference in the gain on sale of securities results from a loss in 2008 related to an impairment charge of $245,000 on the Company's investment in Federal National Mortgage Association ("FNMA") preferred stock. During 2009, the Company also experienced lower income from fees from accounts receivable servicing, which resulted from lower overall volume (down $135,000 or 79.4%); lower fees from residential lending, which resulted from lower volume (down $276,000); and lower income from bank owned life insurance, which resulted from lower yields on the bank owned life insurance investments (down $149,000 or 37.7%).

Noninterest income was down $431,000 (16.6%) to $2,168,000 in 2008 from the 2007 level. The decrease from 2007 to 2008 was primarily related to lower income from fees on residential lending (down $118,000 or 29.4%), lower fees on accounts receivable servicing (down $74,000 or 32.5%), lower merchant fees (down $62,000 or 11.4%) and an impairment charge of $245,000 on the Company's investment in FNMA preferred stock. On September 7, 2008, the U.S. Government placed FNMA into conservatorship and as a result the market value of the shares experienced a significant decline. The par value of the shares is $250,000 and the Company has written down the balance by $245,000 to $5,000. The decrease in fees from residential lending resulted from the lower number of loan closings due to the slowdown in the residential real estate market. The decrease in fees on accounts receivable servicing and merchant fees is due to lower activity levels in 2008 compared to 2007.

Salaries and Benefits

Salaries and benefits, which include commissions, were $7,279,000 (down $408,000 or 5.3%) for 2009 as compared to $7,687,000 in 2008. The decrease in salary and benefit expense is primarily related to a decrease in the average full-time equivalent employees ("FTE"). The average FTE's decreased from 123 in 2008 to 117 during 2009 and, at the end of 2009, the full-time equivalent staff was 118, down 4 from 122 at the end of 2008.

Salaries and benefits, which include commissions, were $7,687,000 (down $709,000 or 8.4%) for 2008 as compared to $8,396,000 in 2007. The decrease in salary and benefit expense is primarily related to a decrease in the average FTE and lower incentive compensation. The average FTE's decreased from 129 in 2007 to 123 during 2008 and, at the end of 2008, the full-time equivalent staff was 122, down 2 from 124 at the end of 2007. The incentive compensation expense decreased $474,000 (79.0%) from $600,000 in 2007 to $126,000 in 2008 because the Company did not reach its performance goals.

Occupancy, Furniture and Equipment

Occupancy expense decreased $106,000 (7.1%) during 2009 to $1,389,000, compared to $1,495,000 in 2008. The majority of the decrease relates to lower rent associated with the Company's decision to relocate its banking office in Santa Rosa. Furniture and equipment expense was $759,000 in 2009 compared to $774,000 in 2008, representing a $15,000 (1.9%) decrease. The decrease in furniture and equipment expense relates primarily to lower technology related maintenance.

Occupancy expense increased $97,000 (6.9%) during 2008 to $1,495,000, up from $1,398,000 in 2007. The majority of the increase relates to normal rent increases and higher utilities in the Company's leased facilities as well as depreciation expense related to recent branch remodels. Furniture and equipment expense was $774,000 in 2008 compared to $691,000 in 2007, representing an $83,000 (12.0%) increase. The increase in furniture and equipment expense relates primarily to higher technology related maintenance.

Other Real Estate Owned

The Company experienced a significant increase in costs associated with maintaining the Company's other real estate owned ("OREO"). OREO expense increased from $1,000 in 2008 to $1,441,000 due to an increase in the number of foreclosed properties.

Federal Deposit Insurance Corporation (the "FDIC")

FDIC assessments increased $619,000 (409.9%) during 2009 to $770,000, up from $151,000 in 2008. The increase relates to increased assessments from the FDIC to cover losses suffered by the FDIC due to an increased number of bank failures.

FDIC assessments increased $94,000 (164.9%) during 2008 to $151,000, up from $57,000 in 2007. The increase relates to increased assessments from the FDIC to cover losses suffered by the FDIC due to an increased number of bank failures.

Other Expenses

Table Five below provides a summary of the components of the other noninterest expenses for the periods indicated:

Table 5: Other Noninterest Expenses

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2009	2008	2007
Professional fees	$1,061	$ 936	$ 832
Telephone and postage	375	403	420
Directors' expense	390	321	378
Outsourced item processing	369	391	374
Advertising and promotion	232	339	338
Stationery and supplies	205	274	322
Amortization of intangible assets	264	286	308
Other operating expenses	1,277	1,143	1,318
	$4,173	$4,093	$4,290

Other expenses were $4,173,000 (up $80,000 or 2.0%) for 2009 as compared to $4,093,000 for 2008. Professional fees increased $125,000 (13.4%) due in part to higher legal, accounting, and other professional services to comply with changes in the regulatory environment and to resolve problem loans. This increase was offset by reductions in several other expense related items as the Company continued to focus on reducing expenses and services. The overhead efficiency ratio on a taxable equivalent basis for 2009 was 58.5% as compared to 48.9% in 2008.

Other expenses were $4,093,000 (down $197,000 or 4.6%) for 2008 as compared to $4,290,000 for 2007. Professional fees increased $104,000 (12.5%) due in part to higher legal, accounting, and other professional services to comply with changes in the regulatory environment and to resolve problem loans. The overhead efficiency ratio on a taxable equivalent basis for 2008 was 48.9% as compared to 49.5% in 2007.

Provision for Taxes

The effective tax rate on income was 19.1%, 37.7% and 38.2% in 2009, 2008 and 2007, respectively. The effective tax rate differs from the Federal statutory tax rate due to state tax expense (net of Federal tax effect) of $59,000, $802,000 and $919,000 in these years. Tax-exempt income of $1,099,000, $1,415,000 and $1,410,000 from investment securities and bank owned life insurance in these years helped to reduce the effective tax rate. The lower effective tax rate in 2009 results from the Company realizing the benefits of tax-free income related to such items as municipal bonds and bank owned life insurance against an overall lower amount of taxable income.

Balance Sheet Analysis

The Company's total assets were $594,418,000 at December 31, 2009 as compared to $563,157,000 at December 31, 2008, representing an increase of $31,261,000 (5.6%). The average balances of total assets during 2009 were $572,473,000 which is consistent with the 2008 total of $575,046,000.

Investment Securities

The Company classifies its investment securities as trading, held-to-maturity or available-for-sale. The Company's intent is to hold all securities classified as held-to-maturity until maturity and management believes that it has the ability to do so. Securities available-for-sale may be sold to implement asset/liability management strategies; as part of our contingency funding plan; and in response to changes in interest rates, prepayment rates and similar factors. Table Six below summarizes the values of the Company's investment securities held on December 31 of the years indicated.

Table Six: Investment Securities Composition

(DOLLARS IN THOUSANDS) AVAILABLE-FOR-SALE (AT FAIR VALUE)	2009	2008	2007
Debt securities:			
U.S. Government agencies	$ –	$ –	$16,506
Mortgage-backed securities	76,009	32,232	31,066
Obligations of states and political subdivisions	20,587	31,012	31,111
Equity securities:			
Corporate stock	86	90	287
Total available-for-sale investment securities	$96,682	$63,334	$78,970
Held-to-maturity (at amortized cost)			
Debt securities:			
Mortgage-backed securities	$12,331	$24,365	$34,754
Total held-to-maturity investment securities	$12,331	$24,365	$34,754

See Table Fifteen for a breakdown of the investment securities by maturity and the corresponding weighted average yields.

Loans and Leases

The Company concentrates its lending activities in the following principal areas: (1) commercial; (2) commercial real estate; (3) multi-family real estate; (4) real estate construction (both commercial and residential); (5) residential real estate; (6) lease financing receivable; (7) agriculture; and (8) consumer loans. At December 31, 2009, these categories accounted for approximately 19%, 58%, 2%, 7%, 7%, 1%, 2% and 4%, respectively, of the Company's loan portfolio. This mix was relatively unchanged compared to 22%, 52%, 2%, 12%, 6%, 1%, 2% and 3% at December 31, 2008. Continuing focus in the Company's market area, new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers resulted in the Company originating approximately $69 million in new loans in 2009. The Company reported net increases in balances for commercial real estate ($5,059,000 or 2.3%) and residential real estate ($2,216,000 or 9.0%) and the Company experienced a decrease in commercial ($18,004,000 or 19.9%), multi-family real estate ($462,000 or 5.2%), real estate construction ($21,182,000 or 43.5%), lease financing receivable ($555,000 or 12.4%), agriculture ($543,000 or 6.8%), and consumer loans ($543,000 or 3.7%) primarily as a result of pay downs. Table Seven below summarizes the composition of the loan and lease portfolio for the past five years as of December 31.

Table Seven: Loan and Lease Portfolio Composition

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009	2008	2007	2006	2005
Commercial	$ 72,621	$ 90,625	$ 94,632	$ 85,859	$ 77,971
Real estate:					
Commercial	223,685	218,626	191,774	175,643	154,500
Multi-family	8,476	8,938	5,830	3,618	3,767
Construction	27,482	48,664	66,022	90,314	103,048
Residential	26,922	24,706	20,120	8,689	4,680
Lease financing receivable	3,920	4,475	4,070	6,375	7,967
Agriculture	7,472	8,015	8,177	7,362	8,129
Consumer	14,253	14,796	10,750	11,712	11,900
	384,831	418,845	401,375	389,572	371,962
Deferred loan fees, net	(600)	(571)	(517)	(705)	(712)
Allowance for loan and lease losses	(7,909)	(5,918)	(5,883)	(5,874)	(5,679)
Total net loans and leases	$376,322	$412,356	$394,975	$382,993	$365,571

A significant portion of the Company's loans and leases are direct loans and leases made to individuals and local businesses. The Company relies substantially on local promotional activity and personal contacts by American River Bank officers, directors and employees to compete with other financial institutions. The Company makes loans and leases to borrowers whose applications include a sound purpose and a viable primary repayment source, generally supported by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products such as personal lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. Construction loans are generally comprised of commitments to customers within the Company's service area for construction of commercial properties, multi-family properties and custom and semi-custom single-family residences. Other real estate loans consist primarily of loans secured by first trust deeds on commercial and residential properties typically with maturities from 3 to 10 years and original loan-to-value ratios generally from 55% to 75%. Agriculture loans consist primarily of vineyard loans and development loans to plant vineyards. In general, except in the case of loans under SBA programs or Farm Services Agency guarantees, the Company does not make long-term mortgage loans. Up until 2008, American River Bank had a residential lending division to assist customers in securing most forms of longer term single-family mortgage financing. American River Bank acted as a broker between American River Bank's clients and the loan wholesalers. American River Bank received an origination fee for loans closed. Due to a slow down in the funding of residential loans in 2008 the Company reduced the number of employees it had dedicated to residential lending.

"Subprime" loans generally refer to residential mortgages made to higher-risk borrowers with lower credit and/or income histories. Within the industry, many of these "subprime" loans were made with adjustable interest rates that reset upward after an introductory period. These "subprime" loans coupled with declines in housing prices have led to an increase in foreclosure rates as the adjustable interest rates reset to higher levels. The Company did not have any "subprime" loans on its books at December 31, 2009 and December 31, 2008.

Average loans and leases in 2009 were $404,539,000 which represents a decrease of $5,754,000 (1.4%) compared to the average in 2008. Average loans and leases in 2008 were $410,293,000 which represents an increase of $19,805,000 (5.1%) over the average in 2007. Loan balance reductions in 2009 resulted from pay downs and charge offs that were partially offset by the continued concentrated effort to increase commercial relationships, the addition of new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers.

Risk Elements

The Company assesses and manages credit risk on an ongoing basis through a total credit culture that emphasizes excellent credit quality, extensive internal monitoring and established formal lending policies. Additionally, the Company contracts with an outside loan review consultant to periodically review the existing loan and lease portfolio. Management believes its ability to identify and assess risk and return characteristics of the Company's loan and lease portfolio is critical for profitability and growth. Management strives to continue its emphasis on credit quality in the loan and lease approval process, through active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan and lease review and grading system that functions to continually assess the credit risk inherent in the loan and lease portfolio. In addition, the Company has taken actions to further strengthen its lending compliance management system in accordance with recommendations in connection with its 2008 compliance examination including, among other matters, enhancement of existing procedures for internal control of loan compliance functions such as maintenance of required levels of compliance training, increased monitoring of the compliance program, and identification of any compliance weaknesses. The Company is also taking actions to further strengthen and improve its asset quality in accordance with an informal agreement arising out of its 2009 regulatory examination including, among other matters, enhancement of existing procedures for appraisals and re-appraisals on secured loans and other real estate owned, and problem loan identification, including identification of impaired loans and leases and identification of troubled debt restructured loans.

Ultimately, underlying trends in economic and business cycles may influence credit quality. American River Bank's business is concentrated in the Sacramento Metropolitan Statistical Area, which is a diversified economy but with a large State of California government presence and employment base. In Sonoma County, through North Coast Bank, a division of American River Bank, whose business is focused on businesses within the two communities in which it has offices (Santa Rosa and Healdsburg) and in Amador County, through Bank of Amador, a division of American River Bank, whose business is focused on businesses and consumers within the three communities in which it has offices (Jackson, Pioneer, and Ione) as well as a diversified residential construction loan business in numerous Northern California counties. The economy of Sonoma County is diversified with professional services, manufacturing, agriculture and real estate investment and construction, while the economy of Amador County is reliant upon government, services, retail trade, manufacturing industries and Indian gaming.

The Company has significant extensions of credit and commitments to extend credit that are secured by real estate. The ultimate repayment of these loans is generally dependent on personal or business cash flows or the sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectability of real estate loans. The more significant factors management considers involve the following: lease rate and terms, vacancy rates, absorption and sale rates; real estate values, supply and demand factors, and rates of return; operating expenses; inflation; and sufficiency of repayment sources independent of the real estate including, in some instances, personal guarantees. In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its security interest in business assets, obtaining deeds of trust, or outright possession among other means.

In management's judgment, a concentration exists in real estate loans which represented approximately 74.5% of the Company's loan and lease portfolio at December 31, 2009, up from 71.8% at December 31, 2008. Management believes that the residential land and residential construction portion of the Company's loan portfolio carries more than the normal credit risk it has seen in the past several years due primarily to severely curtailed demand for new and resale residential property, a large supply of unsold residential land and new and resale homes, and observed reductions in values throughout the Company's market area. Management has responded by evaluating loans that it considers to carry any significant risk above the normal risk of collectability and taking actions where possible to reduce credit risk exposure by methods that include, but are not limited to, seeking liquidation of the loan by the borrower, seeking additional tangible collateral or other repayment support, converting the property through judicial or non-judicial foreclosure proceedings, and other collection techniques.

Management currently believes that it maintains its allowance for loan and lease loss at levels adequate to reflect the loss risk inherent in its total loan portfolio; however, a continued substantial further decline in the economy in general, or a continued additional decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectability of these loans and require an increase in the provision for loan and lease losses, which could adversely affect the Company's future prospects, results of operations, profitability and stock price. Management believes that its lending policies and underwriting standards will tend to minimize losses in an economic downturn; however, there is no assurance that losses will not occur under such circumstances. The Company's loan policies and underwriting standards include, but are not limited to, the following: (1) maintaining a thorough understanding of the Company's service area and originating a significant majority of its loans within that area, (2) maintaining a thorough understanding of borrowers' knowledge, capacity, and market position in their field of expertise, (3) basing real estate loan approvals not only on market demand for the project, but also on the borrowers' capacity to support the project financially in the event it does not perform to expectations (whether sale or income performance), and (4) maintaining conforming and prudent loan-to-value and loan-to-cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Company's lending officers or contracted third-party professionals.

Nonaccrual, Past Due and Restructured Loans and Leases

Management generally places loans and leases on nonaccrual status when they become 90 days past due unless the loan or lease is well secured and in the process of collection. Loans and leases are partially or fully charged off when, in the opinion of management, collection appears unlikely.

The recorded investments in nonaccrual loans and leases and loans and leases that were 90 days or more past due and on accrual totaled $20,964,000 and $6,241,000 at December 31, 2009 and 2008, respectively. Of the $20,964,000 in non-performing loans and leases at December 31, 2009, there were twenty-seven real estate loans totaling $14,048,000; thirteen commercial loans totaling $6,143,000; seven consumer loans totaling $718,000; and five leases totaling $55,000. At December 31, 2008, the $6,241,000 in non-performing loans consisted of sixteen real estate loans totaling $5,931,000; three commercial loans totaling $261,000; three leases totaling $41,000; and one consumer loan totaling $8,000.

The net interest due on nonaccrual loans and leases but excluded from interest income was approximately $1,281,000 during 2009, $647,000 during 2008, and $305,000 during 2007. In 2009, interest income recognized from payments received on nonaccrual loans and leases was approximately $79,000 and in 2008 and 2007 it was not significant.

Table Eight below sets forth nonaccrual loans and leases and loans and leases past due 90 days or more and on accrual as of year-end for the past five years.

Table Eight: Non-Performing Loans and Leases

(DOLLARS IN THOUSANDS) DECEMBER 31,	2009	2008	2007	2006	2005
Past due 90 days or more and still accruing:					
Commercial	$ –	$ –	$ –	$ –	$ 24
Real estate	–	444	455	13	–
Lease financing receivable	–	22	–	–	–
Consumer and other	–	8	–	–	–
Nonaccrual:					
Commercial	6,143	261	148	–	–
Real estate	14,048	5,487	6,787	12	15
Lease financing receivable	55	19	50	53	52
Consumer and other	718	–	–	–	–
Total non-performing loans and leases	$ 20,964	$ 6,241	$ 7,440	$ 78	$ 91

Management monitors the Company's performance metrics including those ratios related to non-performing loans and leases. In 2009, the Company experienced an increase in the non-performing loan and lease ratios. However, these increases do not directly impact the Company's allowance for loan and lease losses as management monitors each of the loans and leases on an individual basis using the accounting principles, "Accounting by Creditors for Impairment of a Loan."

There were no loan or lease concentrations in excess of 10% of total loans and leases not otherwise disclosed as a category of loans and leases as of December 31, 2009. Management is not aware of any potential problem loans, which were accruing and current at December 31, 2009, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms and that would result in a significant loss to the Company.

Impaired Loans

The Company considers a loan to be impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based on (i) the present value of the expected cash flows of the impaired loan discounted at the loan's original effective interest rate, (ii) the observable market price of the impaired loan, or (iii) the fair value of the collateral of a collateral-dependent loan. The Company generally does not apply this definition to smaller-balance loans that are collectively evaluated for credit risk. In assessing impairment, the Company reviews all loans graded substandard or lower with outstanding principal balances in excess of $250,000, except in the instance where management believes it is prudent to do otherwise. The recorded investment in loans and leases that were considered to be impaired totaled $41,937,000 at December 31, 2009 and had a related valuation allowance of $3,810,000. The average recorded investment in impaired loans and leases during 2009 was approximately $29,947,000. As of December 31, 2008, the recorded investment in loans and leases that were considered to be impaired totaled $6,083,000 and had a related valuation allowance of $788,000. The average recorded investment in impaired loans and leases during 2008 was approximately $8,291,000. As of December 31, 2007, the recorded investment in loans and leases that were considered to be impaired totaled $6,637,000 and had a related valuation allowance of $764,000. The average recorded investment in impaired loans and leases during 2007 was approximately $407,000.

Allowance for Loan and Lease Losses Activity

The Company maintains an allowance for loan and lease losses ("ALLL") to cover probable losses inherent in the loan and lease portfolio, which is based upon management's estimated range of those losses. The ALLL is established through a provision for loan and lease losses and is increased by provisions charged against current earnings and recoveries and reduced by charge-offs. Actual losses for loans and leases can vary significantly from this estimate. The methodology and assumptions used to calculate the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

The adequacy of the ALLL and the level of the related provision for loan and lease losses is determined based on management's judgment after consideration of numerous factors including but not limited to: (i) local and regional economic conditions, (ii) the financial condition of the borrowers, (iii) loan impairment and the related level of expected charge-offs, (iv) evaluation of industry trends, (v) industry and other concentrations, (vi) loans and leases which are contractually current as to payment terms but demonstrate a higher degree of risk as identified by management, (vii) continuing evaluations of the performing loan portfolio, (viii) ongoing review and evaluation of problem loans identified as having loss potential, (ix) quarterly review by the Board of Directors, and (x) assessments by banking regulators and other third parties. Management and the Board of Directors evaluate the ALLL and determine its appropriate level considering objective and subjective measures, such as knowledge of the borrowers' business, valuation of collateral, the determination of impaired loans or leases and exposure to potential losses.

The allowance for loan and lease losses totaled $7,909,000 or 2.06% of total loans and leases at December 31, 2009, $5,918,000 or 1.41% of total loans and leases at December 31, 2008, and $5,883,000 or 1.47% at December 31, 2007. The Company establishes general reserves in accordance with the accounting principles, "Accounting for Contingencies," and specific reserves in accordance with the accounting principles, "Accounting by Creditors for Impairment of a Loan." The ALLL is maintained by categories of the loan and lease portfolio based on loan type and loan rating; however, the entire allowance is available to cover actual loan and lease losses. While management uses available information to recognize possible losses on loans and leases, future additions to the allowance may be necessary, based on changes in economic conditions and other matters. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL. Such agencies may require the Company to provide additions to the allowance based on their judgment of information available to them at the time of their examination.

It is the policy of management to maintain the allowance for loan and lease losses at a level believed to be adequate for known and inherent risks in the portfolio. Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan and lease losses that management believes is appropriate at each reporting date. Based on information currently available to analyze inherent credit risk, including economic factors, overall credit quality, historical delinquencies and a history of actual charge-offs, management believes that the provision for loan and lease losses and the allowance for loan and lease losses are prudent and adequate. Adjustments may be made based on differences from estimated loan and lease growth, the types of loans constituting this growth, changes in risk ratings within the portfolio, and general economic conditions. However, no prediction of the ultimate level of loans and leases charged off in future periods can be made with any certainty.

Table Nine below summarizes, for the periods indicated, the activity in the ALLL.

Table Nine: Allowance for Loan and Lease Losses

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2009	2008	2007	2006	2005
Average loans and leases outstanding	$404,539	$410,293	$390,488	$381,465	$360,319
Allowance for loan & lease losses at beginning of period	$ 5,918	$ 5,883	$ 5,874	$ 5,679	$ 5,496
Loans and leases charged off:					
Commercial	2,944	422	301	71	72
Real estate	3,257	1,114	72	–	–
Consumer	216	139	105	1	–
Lease financing receivable	171	59	70	78	134
Total	6,588	1,734	548	150	206
Recoveries of loans and leases previously charged off:					
Commercial	33	12	41	6	9
Real estate	1	–	–	–	–A
Consumer	8	–	–	9	2
Lease financing receivable	7	14	66	10	56
Total	49	26	107	25	67
Net loans and leases charged off	6,539	1,708	441	125	139
Additions to allowance charged to operating expenses	8,530	1,743	450	320	322
Allowance for loan and lease losses at end of period	$ 7,909	$ 5,918	$ 5,883	$ 5,874	$ 5,679
Ratio of net charge-offs to average loans and leases outstanding	1.62%	.42%	.11%	.03%	.04%
Provision for loan and lease losses to average loans and leases outstanding	2.11%	.42%	.12%	.08%	.09%
Allowance for loan and lease losses to loans and leases, net of deferred fees, at end of period	2.06%	1.41%	1.47%	1.51%	1.53%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and leases, qualitative factors, uncertainty inherent in the estimation process and historical loss data. A risk exists that future losses cannot be precisely quantified or attributed to particular loans or leases or classes of loans and leases.

Management continues to evaluate the loan and lease portfolio and assesses current economic conditions that will affect management's conclusion as to future allowance levels. Table Ten below summarizes the allocation of the allowance for loan and lease losses for the five years ended December 31, 2009.

Table Ten: Allowance for Loan and Lease Losses by Loan Category

(DOLLARS IN THOUSANDS)

	December 31, 2009		December 31, 2008		December 31, 2007	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Commercial	$ 2,178	18.9%	$ 1,644	21.6%	$ 1,369	23.6%
Real estate	5,009	74.5%	4,030	71.8%	4,314	70.7%
Agriculture	203	1.9%	8	1.9%	8	2.0%
Consumer	426	3.7%	170	3.5%	108	2.7%
Lease financing receivable	93	1.0%	66	1.2%	84	1.0%
Total allocated	$ 7,909	100.0%	$ 5,918	100.0%	$ 5,883	100.0%

	December 31, 2006		December 31, 2005	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Commercial	$ 1,269	22.1%	$ 1,056	21.0%
Real estate	4,332	71.4%	3,948	71.5%
Agriculture	7	1.9%	213	2.2%
Consumer	131	3.0%	246	3.2%
Lease financing receivable	135	1.6%	216	2.1%
Total allocated	$ 5,874	100.0%	$ 5,679	100.0%

The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan and lease category represents the total amounts available for charge-offs that may occur within these categories.

Other Real Estate

During 2009, the Company received $2,808,000 from the net proceeds of the sale of seven pieces of other real estate owned ("OREO") with net losses of $17,000 recognized on these sales. There was $2,523,000 in other real estate owned at December 31, 2009 with a valuation allowance of $15,000 and $2,158,000 in other real estate owned at December 31, 2008 with no valuation allowance.

The balance in OREO at December 31, 2009 consisted of thirteen properties acquired through foreclosure. The balance in OREO at December 31, 2008 consisted of three properties. During 2009, the Company acquired seventeen properties through foreclosure totaling $4,793,000. During 2009, the Company capitalized approximately $27,000 in costs in order to complete construction on a single property. The Company periodically obtains property valuations to determine whether the recorded book value is considered fair value. During 2009, this valuation process resulted in the Company reducing the book value of the properties by $1,074,000. During 2008, the valuation process resulted in $143,000 in write-downs.

Deposits

At December 31, 2009, total deposits were $469,755,000 representing an increase of $32,694,000 (7.5%) from the December 31, 2008 balance of $437,061,000. The Company's deposit growth plan for 2009 was to concentrate its efforts on increasing noninterest-bearing demand, interest-bearing money market and NOW accounts, and savings accounts. Due to these efforts, the Company experienced increases during 2009 in money market ($25,695,000 or 24.3%), savings ($2,796,000 or 8.4%), interest-bearing checking ($4,573,000 or 10.0%) and time deposits ($445,000 or 0.3%) and a decrease in noninterest-bearing demand ($815,000 or 0.7%).

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2009 consist of advances from the Federal Home Loan Bank (the "FHLB"). The following table summarizes these borrowings:

(DOLLARS IN THOUSANDS)

	2009		2008		2007	
	Amount	Rate	Amount	Rate	Amount	Rate
Short-term borrowings:						
FHLB advances	$14,500	2.84%	$ 43,231	1.83%	$ 51,603	3.61%
Long-term borrowings:						
FHLB advances	$17,000	2.40%	$14,000	3.19%	$ –	–

The maximum amount of short-term borrowings at any month-end during 2009, 2008 and 2007, was $69,448,000, $59,000,000, and $51,603,000, respectively. The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities on FHLB advances:

(DOLLARS IN THOUSANDS)

	Short Term	Long Term
Amount	$14,500	$17,000
Maturity	2010	2011 to 2014
Average rates	2.84%	2.40%

The Company has also been issued a total of $8,000,000 as of December 31, 2009 and $2,500,000 as of December 31, 2008 in letters of credit by the FHLB which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2009 or 2008 and management does not expect to draw upon these lines in the foreseeable future.

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies are reviewed regularly by management. The Company's capital position represents the level of capital available to support continuing operations and expansion.

The Company, through a Board of Directors authorized plan, may repurchase, as conditions warrant, up to 6.5% annually of the Company's common stock. The repurchases are to be made from time to time in the open market as conditions allow and will be structured to comply with SEC Rule 10b-18. Management reports monthly to the Board of Directors on the status of the repurchase program. The Board of Directors has reserved the right to suspend, terminate, modify or cancel the repurchase program at any time for any reason. Effective July 27, 2009, the Company temporarily suspended the stock repurchases. The Company relies on distributions from the Bank in the form of cash dividends in order to fund its repurchase program. As a result of a regularly scheduled FDIC examination in 2009, the Company entered into an informal agreement in February 2010 with the FDIC and the DFI to take certain actions including restricting the payment of cash dividends. As a result, any future cash dividends from the Bank will require prior approval from its regulators. The Company did not repurchase any shares in 2009, repurchased 115,815 shares in 2008, 426,668 shares in 2007, 299,410 shares in 2006, 92,986 shares in 2005, 11,869 shares in 2004, 1,915 shares in 2003 and 83,747 shares in 2002. Share amounts have been adjusted for stock dividends and/or splits.

The Company and American River Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and American River Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. As a result of a regularly scheduled 2009 FDIC examination, the Company entered into an informal agreement with the FDIC and the DFI to take certain actions including maintaining the Bank's Tier 1 Leverage capital ratio at not less than 8% and a Total Risk-Based capital ratio of not less than 11%. As of December 31, 2009, the foregoing capital ratios for the Bank were 11.7% and 17.3%, respectively. We believe that we are currently in compliance in all material respects with the actions described in the agreement, including the capital ratios as described above. See "Recent Developments" herein for more information regarding the informal agreement.

At December 31, 2009, shareholders' equity was $87,345,000, representing an increase of $23,898,000 (37.7%) from $63,447,000 at December 31, 2008. This increase was attributable principally to the public offering the Company undertook in the fourth quarter of 2009. On December 17, 2009, the Company filed a Current Report with the SEC on Form 8-K announcing the completion of an offering of approximately $24 million of its common stock. In 2008, shareholders' equity increased $3,474,000 (5.8%) from 2007. The ratio of total risk-based capital to risk adjusted assets was 18.4% at December 31, 2009 compared to 11.5% at December 31, 2008. Tier 1 risk-based capital to risk-adjusted assets was 17.1% at December 31, 2009 and 10.2% at December 31, 2008.

Table Eleven below lists the Company's actual capital ratios at December 31, 2009 and 2008 as well as the minimum capital ratios for capital adequacy.

Table Eleven: Capital Ratios

AT DECEMBER 31,	2009	2008	Minimum Regulatory Capital Requirements
Capital to Risk-Adjustment Assets			
Leverage ratio	12.4%	8.3%	4.00%
Tier 1 Risk-Based Capital	17.1%	10.2%	4.00%
Total Risk-Based Capital	18.4%	11.5%	8.00%

Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet future needs. American River Bank's ratios are in excess of the regulatory definition of "well capitalized."

The Company filed an application with the U.S. Treasury to preserve its opportunity to participate in the Capital Purchase Program ("CPP") and received approval of its application on November 21, 2008. However, the Board of Directors subsequently determined that participation in the CPP was not in the best interests of the Company and its shareholders after evaluation of the CPP and due diligence reviews of the CPP agreements and documentation including restrictions imposed upon the Company under the investment agreement and related documentation which could reduce investment returns to shareholders of participating bank holding companies and banks by restricting dividends to common shareholders, diluting existing shareholders' interests, and restricting capital management practices, and consideration of various other factors including, but not limited to, capital raising alternatives and the condition of capital markets, the current and projected economic conditions in the Company's market areas and the United States generally, the condition of the Company's loan and investment portfolios and other financial factors, and with advice of such advisors as the Company's Board of Directors deemed appropriate. The Company gave notice to the U.S. Treasury on January 20, 2009 of its intention not to participate in the CPP.

Management believes that the Company's capital is adequate to support current operations and anticipated growth and currently foreseeable future capital requirements of the Company and its subsidiaries.

Market Risk Management

Overview. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. The Company has a Risk Management Committee that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include, but are not limited to, lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the consolidated balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans and leases, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The simulation modeling indicated below attempts to estimate changes in the Company's net interest income utilizing a forecast balance sheet projected from year-end balances. Table Twelve below summarizes the effect on net interest income (NII) of a ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

Table Twelve: Interest Rate Risk Simulation of Net Interest as of December 31, 2009

(DOLLARS IN THOUSANDS)

	$ Change in NII from Current 12 Month Horizon
Variation from a constant rate scenario	
+200bp	$ (10)
-200bp	$ (432)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as reasonable estimates of interest rate risk.

Interest Rate Sensitivity Analysis. Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps. A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company through its effect on market rates of interest, which affects the Company's ability to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects capital adequacy because loan growth in inflationary periods can increase at rates higher than the rate that capital grows through retention of earnings which may be generated in the future. In addition to its effects on interest rates, inflation increases overall operating expenses. Inflation has not had a material effect upon the results of operations of the Company during the years ended December 31, 2009, 2008 and 2007.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan and lease repayments contribute to liquidity, along with deposit increases, while loan and lease funding and deposit withdrawals decrease liquidity. The Company assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2009 were approximately $67,825,000 and $10,190,000, respectively. Such loan commitments relate primarily to revolving lines of credit and other commercial loans and to real estate construction loans. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company's sources of liquidity consist of cash and due from correspondent banks, overnight funds sold to correspondent banks, unpledged marketable investments and loans held for sale. On December 31, 2009, consolidated liquid assets totaled $79.8 million or 13.4% of total assets compared to $41.3 million or 7.3% of total assets on December 31, 2008. In addition to liquid assets, the Company maintains short-term lines of credit in the amount of $20,000,000 with correspondent banks. At December 31, 2009, the Company had $20,000,000 available under these credit lines. Additionally, American River Bank is a member of the FHLB. At December 31, 2009, American River Bank could have arranged for up to $93,547,000 in secured borrowings from the FHLB. These borrowings are secured by pledged mortgage loans and investment securities. At December 31, 2009, the Company had $54,047,000 available under these secured borrowing arrangements. American River Bank also has a secured borrowing arrangement with the Federal Reserve Bank. The borrowing can be secured by pledging selected loans and investment securities. At December 31, 2009, the Company's borrowing capacity at the Federal Reserve Bank was $36,353,000.

The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is also affected by portfolio maturities and the effect of interest rate fluctuations on the marketability of both assets and liabilities. The Company can sell any of its unpledged securities held in the available-for-sale category to meet liquidity needs. These securities are also available to pledge as collateral for borrowings if the need should arise. American River Bank can also pledge additional securities to borrow from the Federal Reserve Bank and the FHLB.

The maturity distribution of certificates of deposit is set forth in Table Thirteen below for the periods presented. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

Table Thirteen: Certificates of Deposit Maturities

(DOLLARS IN THOUSANDS)

DECEMBER 31, 2009	Less than $100,000	Over $100,000
Three months or less	$11,305	$ 59,363
Over three months through six months	7,970	16,252
Over six months through twelve months	9,393	12,785
Over twelve months	6,696	9,661
Total	$35,364	$ 98,061

Loan and lease demand also affects the Company's liquidity position. Table Fourteen below presents the maturities of loans and leases for the period indicated.

Table Fourteen: Loan and Lease Maturities (Gross Loans and Leases)

(DOLLARS IN THOUSANDS)

DECEMBER 31, 2009	One year or less	One year through five years	Over five years	Total
Commercial	$ 34,153	$ 29,967	$ 8,501	$ 72,621
Real estate	51,543	90,356	144,666	286,565
Agriculture	817	6,655	–	7,472
Consumer	871	4,292	9,090	14,253
Leases	164	3,197	559	3,920
Total	$87,548	$134,467	$162,816	$ 384,831

Loans and leases shown above with maturities greater than one year include $207,155,000 of floating interest rate loans and $90,128,000 of fixed rate loans and leases.

The carrying amount, maturity distribution and weighted average yield of the Company's investment securities available-for-sale and held-to-maturity portfolios are presented in Table Fifteen below. The yields on tax-exempt obligations have been computed on a tax equivalent basis. Table Fifteen does not include FHLB Stock, which does not have stated maturity dates or readily available market values. The balance in FHLB Stock at December 31, 2009, 2008 and 2007 was $3,922,000, $3,922,000 and $2,800,000, respectively.

Table Fifteen: Securities Maturities and Weighted Average Yields

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009		2008		2007	
(Taxable Equivalent Basis)	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
Available-for-sale securities:						
U.S. Treasury and agency securities						
Maturing within 1 year	–	–	–	–	$ 13,072	3.77%
Maturing after 1 year but within 5 years	–	–	–	–	3,434	3.84%
State & political subdivisions						
Maturing within 1 year	$ 3,749	4.40%	$ 2,055	4.42%	2,363	4.15%
Maturing after 1 year but within 5 years	7,397	6.10%	12,227	5.42%	11,561	5.17%
Maturing after 5 years but within 10 years	4,473	6.21%	11,782	6.08%	9,810	6.38%
Maturing after 10 years	4,968	5.77%	4,948	5.77%	7,377	6.28%
Mortgage-backed securities	76,009	3.50%	32,232	4.89%	31,066	4.30%
Other						
Maturing within 1 year	–	–	–	–	–	–
Non-maturing	86	0.00%	90	0.00%	287	4.44%
Total investment securities	$ 96,682	3.97%	$ 63,334	5.26%	$ 78,970	4.76%
Held-to-maturity securities:						
Mortgage-backed securities	$ 12,331	4.48%	$ 24,365	4.89%	$ 34,754	4.69%
Total investment securities	$ 12,331	4.48%	$ 24,365	4.89%	$ 34,754	4.69%

The carrying values of available-for-sale securities include net unrealized gains of $377,000, $673,000 and $171,000 at December 31, 2009, 2008 and 2007, respectively. The carrying values of held-to-maturity securities do not include unrealized gains or losses; however, the net unrealized gains at December 31, 2009, 2008 and 2007 were $558,000, $524,000 and $101,000, respectively.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

As of December 31, 2009, commitments to extend credit and letters of credit were the only financial instruments with off-balance sheet risk. The Company has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments. Real estate commitments are generally secured by property with a loan-to-value ratio of 55% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the consolidated balance sheet. The following financial instruments represent off-balance-sheet credit:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009	2008
Commitments to extend credit:		
Revolving lines of credit secured by 1–4 family residences	$ 6,615	$ 7,396
Commercial real estate, construction and land development commitments secured by real estate	18,202	17,076
Other unused commitments, principally commercial loans	43,008	52,465
	$67,825	$76,937
Letters of credit	$10,190	$ 3,798

Certain financial institutions have elected to use special purpose vehicles ("SPV") to dispose of problem assets. The SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent corporation goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. The Company does not use those vehicles or any other structures to dispose of problem assets.

Contractual Obligations

The Company leases certain facilities at which it conducts its operations. Future minimum lease commitments under non-cancelable operating leases are noted in Table Sixteen below. Table Sixteen below presents certain of the Company's contractual obligations as of December 31, 2009. Included in the table are amounts payable under the Company's Deferred Compensation and Deferred Fees Plans and are listed in the "Other Long-Term Liabilities..." category. At December 31, 2009, these amounts represented $2,167,000 and are anticipated to be primarily payable at least five years in the future.

Table Sixteen: Contractual Obligations

(DOLLARS IN THOUSANDS)

PAYMENTS DUE BY PERIOD	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-Term Debt	$17,000	$ –	$ 12,000	$5,000	$ –
Capital Lease Obligations	–	–	–	–	–
Operating Leases	4,212	863	1,284	1,023	1,042
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	2,167	–	–	–	2,167
Total	$23,379	$ 863	$ 13,284	$6,023	$3,209

Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the "FASB") issued new accounting standards ASC 105-10 (previously SFAS No. 168), the "*FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*." With the issuance of ASC 105-10, the FASB Accounting Standards Codification ("the Codification" or "ASC") becomes the single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This change was effective for financial statements issued for interim or annual periods ended after September 15, 2009. Accordingly, all specific references to generally accepted accounting principles ("GAAP") refer to the Codification and not to the pre-Codification literature.

In April 2009, the FASB issued ASC No. 320-10-35 (previously FSP 115-2 and 124-2 and EITF 99-20-2), "Recognition and Presentation of Other-Than-Temporary-Impairment." This standard (i) changes previously existing guidance for determining whether an impairment to debt securities is other than temporary and (ii) replaces the previously existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under this standard, declines in fair value below cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses for both held-to-maturity and available-for-sale securities. The amount of impairment related to other factors is recognized in other comprehensive income. The Company adopted the provisions of this standard on April 1, 2009 and they did not have a material impact on its financial condition or results of operations.

In April 2009, the FASB issued ASC 820-10 (previously FSP FAS 157-4), "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This standard affirms the objective of fair value when a market is not active, clarifies and includes additional factors for determining whether there has been a significant decrease in market activity, eliminates the presumption that all transactions are distressed unless proven otherwise, and requires an entity to disclose a change in valuation technique. The Company adopted the provisions of this standard on April 1, 2009 and they did not have a material impact on its financial condition or results of operations.

In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820)—Measuring Liabilities at Fair Value." This update provides amendments for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The Company adopted the provisions of this update on October 1, 2009 and they did not have a material impact on its financial condition or results of operations.

In December 2007, the FASB issued ASC Topic 805 (previously SFAS 141(R)), "Business Combinations." This standard broadens the guidance for business combinations and extends its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. The acquirer is no longer permitted to recognize a separate valuation allowance as of the acquisition date for loans and other assets acquired in a business combination. It also requires acquisition-related costs and restructuring costs that the acquirer expected but was not obligated to incur to be expensed separately from the business combination. It also expands on required disclosures to improve the ability of the users of the financial statements to evaluate the nature and financial effects of business combinations. This standard was effective January 1, 2009 for the Company.

In May 2009, the FASB issued ASC 855-10 (previously SFAS No. 165), "Subsequent Events," which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this standard on July 1, 2009 required the Company to disclose the date through which subsequent events were evaluated and had no effect on the financial position or results of operations.

Selected Quarterly Information (Unaudited)

(IN THOUSANDS, EXCEPT PER SHARE AND PRICE RANGE OF COMMON STOCK)

	March 31,	June 30,	September 30,	December 31,
2009				
Interest income	$ 7,751	$ 7,321	$ 7,163	$ 6,887
Net interest income	6,339	6,018	5,928	5,747
Provision for loan and lease losses	1,229	3,800	1,001	2,500
Noninterest income	510	649	597	513
Noninterest expense	3,601	4,239	4,268	3,703
Income (loss) before taxes	2,019	(1,372)	1,256	57
Net income (loss)	1,283	(704)	827	180
Basic earnings (loss) per share	$ .22	$ (0.12)	$ .14	$ .03
Diluted earnings (loss) per share	.22	(0.12)	.14	.03
Cash dividends per share	.143	.143	–	–
Price range, common stock	$ 7.02–10.97	$ 7.90–12.15	$ 7.45–10.99	$ 6.00–7.98
2008				
Interest income	$ 8,578	$ 8,252	$ 8,604	$ 8,119
Net interest income	6,342	6,395	6,742	6,446
Provision for loan and lease losses	337	190	381	835
Noninterest income	585	639	446	498
Noninterest expense	3,629	3,642	3,694	3,236
Income before taxes	2,961	3,202	3,113	2,873
Net income	1,833	1,981	1,931	1,826
Basic earnings per share	$ .31	$ .34	$ .33	$ .32
Diluted earnings per share	.31	.34	.33	.32
Cash dividends per share	.143	.143	.143	.143
Price range, common stock	$14.29–17.34	$ 9.29–15.67	$ 7.17–11.33	$ 8.01–13.33

The earnings per share, cash dividends, and price range have been adjusted for a 5% stock dividend in 2008. There were no stock dividends in 2009.

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended).

The Company's management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria applicable to the Company as set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based upon such assessment, management believes that, as of December 31, 2009, the Company's internal control over financial reporting is effective based upon those criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.



David T. Taber
President and Chief Executive Officer



Mitchell A. Derenzo
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
American River Bankshares

We have audited the accompanying consolidated balance sheet of American River Bankshares and subsidiaries (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American River Bankshares and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Perry-Smith LLP

Sacramento, California
March 4, 2010

Consolidated Balance Sheet

(DOLLARS IN THOUSANDS) DECEMBER 31,	2009	2008
Assets		
Cash and due from banks	$ 58,493	$ 15,170
Interest-bearing deposits in banks		4,248
Investment securities (NOTE 5):		
Available for sale, at fair value	96,682	63,334
Held to maturity, at amortized cost	12,331	24,365
Loans and leases, less allowance for loan and lease losses of $7,909 in 2009 and $5,918 in 2008 (NOTES 6, 11 AND 16)	376,322	412,356
Premises and equipment, net (NOTE 7)	2,094	2,115
Federal Home Loan Bank stock	3,922	3,922
Other real estate owned, net	2,508	2,158
Goodwill (NOTE 4)	16,321	16,321
Intangible assets (NOTE 4)	644	907
Accrued interest receivable and other assets (NOTES 10 AND 15)	25,101	18,261
	$ 594,418	$ 563,157
Liabilities And Shareholders' Equity		
Deposits:		
Noninterest bearing	$ 118,328	$ 119,143
Interest-bearing (NOTE 8)	351,427	317,918
Total deposits	469,755	437,061
Short-term borrowings (NOTE 9)	14,500	43,231
Long-term borrowings (NOTE 9)	17,000	14,000
Accrued interest payable and other liabilities (NOTE 15)	5,818	5,418
Total liabilities	507,073	499,710
Commitments and contingencies (NOTE 11)		
Shareholders' equity (NOTES 12 AND 13):		
Common stock—no par value; 20,000,000 shares authorized; issued and outstanding—9,845,533 shares in 2009 and 5,792,283 shares in 2008	71,578	47,433
Retained earnings	15,545	15,617
Accumulated other comprehensive income, net of taxes (NOTES 5 AND 17)	222	397
Total shareholders' equity	87,345	63,447
	$ 594,418	$ 563,157

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
Interest income:			
Interest and fees on loans and leases	$25,378	$28,512	$31,508
Interest on Federal funds sold		10	34
Interest on deposits in banks	59	222	271
Interest and dividends on investment securities:			
Taxable	2,763	3,711	4,544
Exempt from Federal income taxes	917	1,080	1,095
Dividends	5	18	26
Total interest income	29,122	33,553	37,478
Interest expense:			
Interest on deposits (NOTE 8)	4,003	5,901	9,560
Interest on borrowings (NOTE 9)	1,087	1,727	1,516
Total interest expense	5,090	7,628	11,076
Net interest income	24,032	25,925	26,402
Provision for loan and lease losses (NOTE 6)	8,530	1,743	450
Net interest income after provision for loan and lease losses	15,502	24,182	25,952
Noninterest income:			
Service charges	1,018	741	743
Gain (loss) on sale, call and impairment of investment securities (NOTE 5)	270	(119)	11
Other income (NOTE 14)	981	1,546	1,845
Total noninterest income	2,269	2,168	2,599
Noninterest expense:			
Salaries and employee benefits (NOTES 6 AND 15)	7,279	7,687	8,396
Other real estate expense	1,441	1	1
Occupancy (NOTES 7, 11 AND 16)	1,389	1,495	1,398
FDIC assessments	770	151	57
Furniture and equipment (NOTES 7 AND 11)	759	774	691
Other expense (NOTES 4 AND 14)	4,173	4,093	4,290
Total noninterest expense	15,811	14,201	14,833
Income before provision for income taxes	1,960	12,149	13,718
Provision for income taxes (NOTE 10)	374	4,578	5,240
Net income	$ 1,586	$ 7,571	$ 8,478
Basic earnings per share (NOTE 12)	$ .26	$ 1.30	$ 1.40
Diluted earnings per share (NOTE 12)	$ .26	$ 1.30	$ 1.39
Cash dividends per share of issued and outstanding common stock, adjusted for stock dividends	$ .29	$ 0.57	$ 0.55

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(DOLLARS IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	COMMON STOCK SHARES	COMMON STOCK AMOUNT	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (NET OF TAXES)	TOTAL SHAREHOLDERS' EQUITY	TOTAL COMPREHENSIVE INCOME
Balance, January 1, 2007	5,657,346	$48,246	$14,690	$(565)	$62,371	
Comprehensive income (NOTE 17):						
Net income			8,478		8,478	$8,478
Other comprehensive income, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				666	666	666
Total comprehensive income						$9,144
Cash dividend ($0.55 per share) (NOTE 13)			(3,319)		(3,319)	
Fractional shares redeemed for stock dividend	(6)	(9)			(9)	
5% stock dividend (NOTE 12)	265,683	5,645	(5,645)			
Stock options exercised (NOTE 12)	54,569	679			679	
Stock option compensation (NOTE 12)		301			301	
Retirement of common stock (NOTE 12)	(387,315)	(9,194)			(9,194)	
Balance, December 31, 2007	5,590,277	45,668	14,204	101	59,973	
Comprehensive income (NOTE 17):						
Net income			7,571		7,571	$7,571
Other comprehensive income, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				296	296	296
Total comprehensive income						$7,867
Cash dividend ($0.57 per share) (NOTE 13)			(3,317)		(3,317)	
Fractional shares redeemed for stock dividend		(10)			(10)	
5% stock dividend (NOTE 12)	275,048	2,841	(2,841)			
Stock options exercised (NOTE 12)	37,258	354			354	
Stock option compensation (NOTE 12)		290			290	
Retirement of common stock (NOTE 12)	(110,300)	(1,710)			(1,710)	
Balance, December 31, 2008	5,792,283	47,433	15,617	397	63,447	
Comprehensive income (NOTE 17):						
Net income			1,586		1,586	$1,586
Other comprehensive loss, net of tax:						
Net change in unrealized gains on available-for-sale investment securities (NOTE 5)				(175)	(175)	(175)
Total comprehensive income						$1,411
Cash dividend ($0.29 per share) (NOTE 13)			(1,658)		(1,658)	
Issuance of new shares, net of issuance costs ($6.25 per share)	4,048,000	23,901			23,901	
Stock options exercised (NOTE 12)	5,250	34			34	
Stock option compensation (NOTE 12)		210			210	
Balance, December 31, 2009	9,845,533	$71,578	$15,545	$222	$87,345	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(DOLLARS IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 1,586	$ 7,571	$ 8,478
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	8,530	1,743	450
Increase (decrease) in deferred loan and lease origination fees, net	29	54	(188)
Depreciation and amortization	832	822	840
Amortization of investment security premiums and discounts, net	399	137	254
Provision for accounts receivable servicing receivable allowance for losses	171		(3)
(Gain) loss on sale, call and impairment of investment securities	(270)	119	(11)
Increase in cash surrender value of life insurance policies	(246)	(395)	(404)
Provision for deferred income taxes	(374)	(446)	(240)
Stock option compensation expense	210	290	301
Tax benefit from exercise of stock options	(12)	(85)	(236)
Loss on sale/write-down of other real estate owed	1,106		
(Increase) decrease in accrued interest receivable and other assets	(7,288)	1,762	(501)
Increase (decrease) in accrued interest payable and other liabilities	1,228	(1,035)	986
Net cash provided by operating activities	5,901	10,537	9,726
Cash flows from investing activities:			
Proceeds from the sale of investment securities	9,995	24,225	6,506
Proceeds from called available-for-sale investment securities	1,080	1,455	1,170
Proceeds from matured available-for-sale investment securities	2,954	11,615	17,485
Purchases of available-for-sale investment securities	(61,448)	(29,629)	
Purchases of held-to-maturity investment securities			(967)
Proceeds from principal repayments for available-for-sale mortgage-backed securities	13,517	8,137	2,711
Proceeds from principal repayments for held-to-maturity mortgage-backed securities	12,163	10,469	8,496
Net decrease in interest-bearing deposits in banks	4,248	703	
Net decrease (increase) in loans and leases	23,238	(21,335)	(12,302)
Net decrease in accounts receivable servicing receivables	1,029	430	918
Proceeds from sale of other real estate	2,808	61	
Purchases of equipment	(548)	(670)	(672)
Capitalized additions to other real estate owned	(26)		
Net (increase) decrease in FHLB stock		(1,122)	271
Net cash provided by investing activities	9,010	4,339	23,616

(CONTINUED)

Consolidated Statement of Cash Flows (CONTINUED)

(DOLLARS IN THOUSANDS) FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
Cash flows from financing activities:			
Net increase (decrease) in demand, interest-bearing and savings deposits	$32,249	$ (35,198)	$ (22,767)
Net increase (decrease) in time deposits	445	16,614	(15,463)
Increase (decrease) in long-term borrowings	3,000	14,000	(5,000)
(Decrease) increase in short-term borrowings	(28,731)	(8,372)	14,333
Exercise of stock options	22	269	443
Tax benefit from exercise of stock options	12	85	236
Cash paid to repurchase common stock		(1,710)	(9,194)
Payment of cash dividends	(2,486)	(3,329)	(3,328)
Cash paid for fractional shares		(10)	(9)
Net proceeds from stock issuance	23,901		
Net cash provided by (used in) financing activities	28,412	(17,651)	(40,749)
Increase (decrease) in cash and cash equivalents	43,323	(2,775)	(7,407)
Cash and cash equivalents at beginning of year	15,170	17,945	25,352
Cash and cash equivalents at end of year	$58,493	$ 15,170	$ 17,945
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 5,208	$ 7,913	$ 11,197
Income taxes	$ 2,452	$ 5,010	$ 5,403
Non-cash investing activities:			
Real estate acquired through foreclosure	$ 4,793	$ 2,158	$ 61
Net change in unrealized gain on available-for-sale investment securities	$ (297)	$ 502	$ 1,128
Non-cash financing activities:			
Dividends declared and unpaid		$ 828	$ 840
Tax benefit from exercise of stock options	$ 12	$ 85	$ 236

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1. THE BUSINESS OF THE COMPANY

American River Bankshares (the "Company") was incorporated under the laws of the State of California in 1995 under the name of American River Holdings and changed its name in 2004 to American River Bankshares. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. As a community oriented bank holding company, the principal communities served are located in Sacramento, Placer, Yolo, El Dorado, Amador, and Sonoma counties.

The Company owns 100% of the issued and outstanding common shares of its banking subsidiary, American River Bank ("ARB"). ARB was incorporated in 1983. ARB accepts checking and savings deposits, offers money market deposit accounts and certificates of deposit, makes secured and unsecured commercial, secured real estate, and other installment and term loans and offers other customary banking services. ARB operates five banking offices in Sacramento and Placer counties, two banking offices in Sonoma County under the name North Coast Bank, a division of ARB, and three banking offices in Amador County under the name Bank of Amador, a division of ARB.

The Company also owns one inactive subsidiary, American River Financial.

ARB does not offer trust services or international banking services and does not plan to do so in the near future. The deposits of ARB are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits.

ARB is participating in the FDIC Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules.

In February 2010, in connection with the Bank's regularly scheduled 2009 FDIC examination, the Bank entered into a Memorandum of Understanding (Memorandum) with the FDIC and the California DFI. The Memorandum covers actions to be taken by the Board of Directors and management to enhance BSA compliance; reduce the Bank's level of classified assets and further strengthen and improve the Bank's asset quality; requesting regulatory approval prior to paying any cash dividends; and maintaining the Bank's Tier 1 leverage capital ratio at not less than 8% and a total risk-based capital ratio of not less than 11%. As of December 31, 2009, the foregoing capital ratios for the Bank were 11.7% and 17.3%, respectively. The Company believes that it is currently in compliance in all material respects with the actions described in the Memorandum. Consequently, the Company does not expect these actions to significantly change its business strategy in any material respect.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accounting and reporting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry.

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to classifications used in 2009.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one-day periods.

Investment Securities

Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.
- Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. There were no transfers in the years ended December 31, 2009 and 2008. As of December 31, 2009 and 2008, the Company did not have any trading securities.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary and management does not intend to sell the security or it is more likely than not that management will not be required to sell the security before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income. If management intends to sell the security or it is more likely than not that management will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Federal Home Loan Bank Stock

Investments in Federal Home Loan Bank (the "FHLB") stock are carried at cost and are redeemable at par with certain restrictions. Investments in FHLB stock are necessary to participate in FHLB programs.

Loans and Leases

Loans and leases are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan and lease losses. Loan and lease origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans and leases.

The accrual of interest on loans and leases is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payment requirements within an acceptable time frame relative to the terms stated in the loan agreement. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the loan or lease is well secured and in the process of collection. Interest received on nonaccrual loans and leases is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans and leases are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

Loan Sales and Servicing

Included in the loan and lease portfolio are Small Business Administration (SBA) loans and Farmer Mac guaranteed loans that may be sold in the secondary market. At the time the loan is sold, the related right to service the loan is either retained, with the Company earning future servicing income, or released in exchange for a one-time servicing-released premium. A portion of this premium may be required to be refunded if the borrower defaults or the loan prepays within ninety days of the settlement date. There were no sales of loans subject to these recourse provisions at December 31, 2009, 2008 and 2007. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or market value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. There were no loans held for sale at December 31, 2009 and 2008.

SBA and Farmer Mac loans with unpaid balances of $433,000 and $567,000 were being serviced for others as of December 31, 2009 and 2008, respectively. The Company also serviced loans that are participated with other financial institutions totaling $6,835,000 and $6,858,000 as of December 31, 2009 and 2008, respectively.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing assets were not considered material for disclosure purposes at December 31, 2009 and 2008.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained to provide for probable losses related to impaired loans and leases and other probable losses on loans and leases identified by management as doubtful, substandard and special mention, as well as losses that can be expected to occur in the normal course of business related to currently performing loans and leases. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan and lease portfolio including concentrations, types of lending, specifically identified problem loans and leases, inherent risk of loss in the portfolio taken as a whole and economic conditions in the Company's service areas.

The methodology for evaluating the adequacy of the allowance for loan and lease losses has two basic elements: first, the identification of impaired loans and the measurement of impairment for each individual loan identified; and second, a method for estimating a general allowance for loan and lease losses.

A loan or lease is considered impaired when it is probable that all contractual principal and interest payments due will not be collected in accordance with the terms of the loan or lease agreement. Impairment on individually identified loans or leases that are not collateral dependent is measured based on the present value of expected future cash flows discounted at each loan or lease's original effective interest rate. For loans that are collateral dependent, impairment is measured based on the fair value of the collateral less estimated selling costs.

In estimating the general allowance for loan and lease losses, the balance of the loan portfolio is grouped into segments that have common characteristics, such as loan type, collateral type or risk rating. Loans typically segregated by risk rating are those that have been assigned ratings (using regulatory definitions) of special mention, substandard and doubtful. Loans graded loss are generally charged off immediately.

For each general allowance portfolio segment, loss factors are applied to calculate the required allowance. These loss factors are based upon historical loss rates adjusted for qualitative factors representing other significant factors affecting loan portfolio including economic factors, credit policy and underwriting, management and staff effectiveness, trends in delinquencies and losses, and concentrations.

The Director's Loan Committee reviews the adequacy of the allowance for loan and lease losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in the judgment of the Director's Loan Committee and management, changes are warranted.

The allowance is established through a provision for loan and lease losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan and lease growth. Although management believes the allowance for loan and lease losses to be adequate, ultimate losses may vary from their estimates. In addition, the FDIC and California Department of Financial Institutions, as an integral part of their examination process, review the allowance for loan and lease losses. These agencies may require additions to the allowance for loan and lease losses based on their judgment about information available at the time of their examinations.

Other Real Estate

Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property less estimated selling costs is charged against the allowance for loan and lease losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. During 2009, the Company received $2,808,000 in net proceeds from the sale of other real estate with net losses of $17,000 recognized on the sale. During 2008, the Company received $61,000 from the proceeds from the sale of other real estate with no gain or loss recognized on the sale. There was $2,508,000 and $2,158,000 in other real estate at December 31, 2009 and 2008, respectively.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of the building and improvements is forty years. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Impairment of long-lived assets is evaluated by management based upon an event or changes in circumstances surrounding the underlying assets which indicate long-lived assets may be impaired.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Intangible Assets

Business combinations involving the Company's acquisition of equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at least annually.

Intangible assets are comprised of core deposit intangibles which represent the estimated fair value of the long-term deposit relationships that were assumed when the Company acquired Bank of Amador in December 2004. Core deposit intangibles are amortized using a method that approximates the expected run-off of the deposit base, which, in this case, is eight years. Management evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible assets or the remaining amortization period.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Based upon the Company's analysis of available evidence, the Company determined that it is "more likely than not" that all of the deferred income tax assets as of December 31, 2009 and 2008 will be fully realized and therefore no valuation allowance was recorded.

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company uses a simplified method to determine the expected term of its stock options due to the lack of sufficient historical data.

Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income.

Comprehensive Income

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss), adjusted for realized gains or losses included in net income. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the consolidated statement of changes in shareholders' equity.

Earnings Per Share

Basic earnings per share ("EPS"), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock that shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. EPS is retroactively adjusted for stock splits and stock dividends for all periods presented.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

At December 31, 2009, the Company has one stock-based compensation plan, which is described more fully in Note 12. Compensation expense, net of related tax benefits, recorded in 2009, 2008 and 2007 totaled $155,000, $254,000 and $251,000, or $0.03, $0.04 and $0.04 per diluted share, respectively. Compensation expense is recognized over the vesting period on a straight line accounting basis.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton based option valuation model that uses the assumptions noted in the following table. Because Black-Scholes-Merton based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2009	2008	2007
Dividend yield	6.74%	3.53% to 4.62%	2.33%
Expected volatility	24.6%	21.3% to 24.3%	21.6%
Risk-free interest rate	2.18%	3.38% to 3.45%	4.68%
Expected option life in years	7	7	7
Weighted average fair value of options granted during the year	$0.69	$2.75	$5.78

The following is a summary of stock option information as of or for the years ended December 31, 2009, 2008 and 2007:

(DOLLARS IN THOUSANDS)

	2009	2008	2007
Total intrinsic value of options exercised	$ 28	$285	$832
Aggregate cash received for option exercises	$ 22	$269	$444
Total fair value of options vested	$298	$254	$263
Total compensation cost	$210	$290	$301
Tax benefit recognized	$ 55	$ 36	$ 50
Net compensation cost	$155	$254	$251
Total compensation cost for nonvested awards not yet recognized	$377	$717	$894
Weighted average years to be recognized	1.5	2.9	2.2

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company has reviewed all events occurring from December 31, 2009 through March 4, 2010, the date the consolidated financial statements were issued and no subsequent events occurred requiring accrual or disclosure.

Adoption of New Financial Accounting Standards

FASB Accounting Standards Codification™ (ASC or Codification): In June 2009, the Financial Accounting Standards Board (FASB) issued new accounting standards ASC 105-10 (previously SFAS No. 168), the *FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles.* With the issuance of ASC 105-10, the FASB Accounting Standards Codification ("the Codification" or "ASC") becomes the single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This change was effective for financial statements issued for interim or annual periods ended after September 15, 2009. Accordingly, all specific references to generally accepted accounting principles (GAAP) refer to the Codification and not to the pre-Codification literature.

FASB Clarifies Other-Than-Temporary Impairment: In April 2009, the FASB issued ASC No. 320-10-35 (previously FSP 115-2 and 124-2 and EITF 99-20-2), *Recognition and Presentation of Other-Than-Temporary-Impairment.* This standard (i) changes previously existing guidance for determining whether an impairment to debt securities is other than temporary and (ii) replaces the previously existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under this standard, declines in fair value below cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses for both held-to-maturity and available-for-sale securities. The amount of impairment related to other factors is recognized in other comprehensive income. The Company adopted the provisions of this standard on April 1, 2009 and they did not have a material impact on its financial condition or results of operations.

FASB Clarifies Application of Fair Value Accounting: In April 2009, the FASB issued ASC 820-10 (previously FSP FAS 157-4), *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This standard affirms the objective of fair value when a market is not active, clarifies and includes additional factors for determining whether there has been a significant decrease in market activity, eliminates the presumption that all transactions are distressed unless proven otherwise, and requires an entity to disclose a change in valuation technique. The Company adopted the provisions of this standard on April 1, 2009 and they did not have a material impact on its financial condition or results of operations.

Measuring Liabilities at Fair Value: In August 2009, the FASB issued ASU No. 2009-05, *Fair Value Measurements and Disclosures (ASC Topic 820)—Measuring Liabilities at Fair Value.* This update provides amendments for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The Company adopted the provisions of this update on October 1, 2009 and they did not have a material impact on its financial condition or results of operations.

Business Combinations: In December 2007, the FASB issued ASC Topic 805 (previously SFAS 141(R)), *Business Combinations.* This standard broadens the guidance for business combinations and extends its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. The acquirer is no longer permitted to recognize a separate valuation allowance as of the acquisition date for loans and other assets acquired in a business combination. It also requires acquisition-related costs and restructuring costs that the acquirer expected but was not obligated to incur to be expensed separately from the business combination. It also expands on required disclosures to improve the ability of the users of the financial statements to evaluate the nature and financial effects of business combinations. This standard was effective January 1, 2009 for the Company.

Subsequent Events: In May 2009, the FASB issued ASC 855-10 (previously SFAS No. 165), *Subsequent Events,* which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this standard on July 1, 2009 required the Company to disclose the date through which subsequent events were evaluated and had no effect on the financial position or results of operations.

NOTE 3. FAIR VALUE MEASUREMENTS

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

(DOLLARS IN THOUSANDS)

	December 31, 2009		December 31, 2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 58,493	$ 58,493	$ 15,170	$ 15,170
Interest-bearing deposits in banks			4,248	4,249
Investment securities	109,013	109,571	87,699	88,223
Loans and leases, net	376,322	370,057	412,356	407,725
FHLB stock	3,922	3,922	3,922	3,922
Accounts receivable servicing receivables	35	35	1,236	1,236
Accrued interest receivable	1,941	1,941	2,265	2,265
Cash surrender value of life insurance policies	10,742	10,742	10,496	10,496
Financial liabilities:				
Deposits	$ 469,755	$ 470,530	$437,061	$ 438,160
Short-term borrowings	14,500	14,500	43,231	43,231
Long-term borrowings	17,000	17,816	14,000	14,599
Accrued interest payable	344	344	462	462

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments at December 31, 2009 and 2008:

Cash and due from banks: For cash and due from banks, the carrying amount is estimated to be fair value.

Interest-bearing deposits in banks: The fair values of interest-bearing deposits in banks are estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans and leases: For variable-rate loans and leases that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans and leases are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans and leases with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

FHLB stock: The carrying amount of FHLB stock approximates its fair value. This investment is carried at cost and is redeemable at par with certain restrictions.

Accounts receivable servicing receivables: The carrying amount of accounts receivable servicing receivables approximates their fair value because of the relatively short period of time between the origination of the receivables and their expected collection.

NOTE 3. FAIR VALUE MEASUREMENTS (CONTINUED)

Cash surrender value of life insurance policies: The fair value of life insurance policies are based on cash surrender values at each reporting date as provided by insurers.

Deposits: The fair values for non-maturing deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term and long-term borrowings: The fair value of short-term borrowings is estimated to be the carrying amount. The fair value of long-term borrowings is estimated using a discounted cash flow analysis using interest rates currently available for similar debt instruments.

Commitments to extend credit: The fair value of commitments are based on fees currently charged to enter into similar agreements, net of origination fees. These fees were not material at December 31, 2009 and 2008.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2009 and 2008. They indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

(DOLLARS IN THOUSANDS)

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
December 31, 2009					
Assets and liabilities measured on a recurring basis:					
Available-for-sale securities	$96,682	$78	$96,604	$ –	N/A
Assets and liabilities measured on a nonrecurring basis:					
Impaired loans	$18,461		$16,081	$2,380	$(3,633)
Other real estate	2,508		2,508		(1,089)
	$20,969	$ –	$18,589	$2,380	$(4,722)
December 31, 2008					
Assets and liabilities measured on a recurring basis:					
Available-for-sale securities	$63,334	$84	$61,201	$2,049	N/A

NOTE 3. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets measured on a nonrecurring basis at December 31, 2008 included impaired loans and other real estate. These assets were valued using the underlying collateral based on third-party appraisals, which are Level 2 fair value measurements, and totaled $6,083,000 and $2,158,000, net of specific reserves, respectively.

Impaired loans with a carrying value of $22,094,000 at December 31, 2009 were written down to a fair value of $18,461,000, resulting in an impairment charge of $3,633,000, which was included in earnings for the period.

Other real estate with a carrying value of $3,597,000 at December 31, 2009 was written down to a fair value of $2,508,000, resulting in an impairment charge of $1,089,000, which was included in earnings for the period.

Changes in balances of recurring items valued using significant unobservable inputs (Level 3) are as follows:

(DOLLARS IN THOUSANDS)

	Balance as of January 1, 2009	Transfers In (Out)	Unrealized Gains (Losses)	Realized Gains (Losses)	Balance as of December 31, 2009
Level 3 available-for-sale securities	$ 2,049	$ (2,049)	$ –	$ –	$ –

There were no changes in the valuation techniques used during 2009. The following methods were used to estimate the fair value of each class of financial instrument above:

Available-for-sale securities: Fair values for investment securities are based on quoted market prices, if available, or evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information. Pricing applications apply available information, as applicable, through processes such as benchmark curves, benchmarking to like securities, sector groupings and matrix pricing.

Impaired loans: The fair value of impaired loans is based on the fair value of the collateral for all collateral dependent loans and for other impairment loans is estimated using a discounted cash flow model.

Other real estate: Other real estate represents real estate which the Company has taken control of in partial or full satisfaction of loans. The fair value of other real estate is based on the fair value of the real estate less costs to sell.

NOTE 4. GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, 2009 and 2008, goodwill totaled $16,321,000. Goodwill is evaluated annually for impairment under the provisions of the codification Topic 350, Goodwill and Other Intangibles. Management determined that no impairment recognition was required for the years ended December 31, 2009, 2008 and 2007. Goodwill is not deductible for tax purposes.

Other intangible assets are comprised of core deposit intangibles totaling $644,000 and $907,000 at December 31, 2009 and 2008, respectively. Amortization of the intangible included in other expense totaled $263,000, $286,000 and $308,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The remaining balance will be amortized over the next 2.9 years and is estimated as follows:

(DOLLARS IN THOUSANDS)

YEAR ENDING DECEMBER 31,	
2010	$242
2011	219
2012	183
	$644

NOTE 5. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities at December 31, 2009 and 2008 consisted of the following:

(DOLLARS IN THOUSANDS)

AVAILABLE-FOR-SALE	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2009				
Debt securities:				
Mortgage-backed securities	$ 75,823	$ 772	$ (586)	$76,009
Obligations of states and political subdivisions	20,400	347	(160)	20,587
Equity securities:				
Corporate stock	82	11	(7)	86
	$ 96,305	$ 1,130	$ (753)	$96,682
2008				
Debt securities:				
Mortgage-backed securities	$ 32,073	$ 392	$ (233)	$32,232
Obligations of states and political subdivisions	30,506	666	(160)	31,012
Equity securities:				
Corporate stock	82	11	(3)	90
	$ 62,661	$ 1,069	$ (396)	$63,334

NOTE 5. INVESTMENT SECURITIES (CONTINUED)

Net unrealized gains on available-for-sale investment securities totaling $377,000 were recorded, net of $155,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2009. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2009 totaled $11,075,000 and $270,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2009.

Net unrealized gains on available-for-sale investment securities totaling $673,000 were recorded, net of $276,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2008. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2008 totaled $25,680,000 and $126,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2008.

During 2008, management determined that one equity security (FNMA Preferred Stock) had a loss considered to be other-than-temporary. The Company recorded an impairment charge of $245,000 in 2008. At December 31, 2009 and 2008, the remaining balance was $5,000.

Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2007 totaled $5,896,000 and $25,000, respectively.

HELD-TO-MATURITY	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2009				
Debt securities:				
Mortgage-backed securities	$ 12,331	$ 558	$ –	$ 12,889
2008				
Debt securities:				
Mortgage-backed securities	$ 24,365	$ 532	$ (8)	$ 24,889

Proceeds and gross realized losses from the sale of held-to-maturity investment securities for the year ended December 31, 2007 totaled $1,780,000 and $14,000, respectively. There were no sales of held-to-maturity investment securities for the years ended December 31, 2009 and 2008. There were no transfers of held-to-maturity investment securities for the years ended December 31, 2009, 2008 and 2007.

The amortized cost and estimated fair value of investment securities at December 31, 2009 by contractual maturity are shown below.

(DOLLARS IN THOUSANDS)

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 3,760	$ 3,749		
After one year through five years	7,204	7,397		
After five years through ten years	4,419	4,473		
After ten years	5,017	4,968		
	20,400	20,587		
Investment securities not due at a single maturity date:				
Mortgage-backed securities	75,823	76,009	$12,331	$12,889
Corporate stock	82	86		
	$96,305	$96,682	$12,331	$12,889

NOTE 5. INVESTMENT SECURITIES (CONTINUED)

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment securities with amortized costs totaling $58,510,000 and $54,838,000 and estimated fair values totaling $59,816,000 and $55,659,000 were pledged to secure treasury tax and loan accounts, State Treasury funds on deposit, public agency and bankruptcy trustee deposits and borrowing arrangements (see Note 9) at December 31, 2009 and 2008, respectively.

Investment securities with unrealized losses at December 31, 2009 and 2008 are summarized and classified according to the duration of the loss period as follows:

(DOLLARS IN THOUSANDS)

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2009						
Available-for-Sale						
Debt securities:						
Mortgage-backed securities	$41,046	$ (527)	$2,752	$ (59)	$43,798	$ (586)
Obligations of states and political subdivisions	4,081	(80)	2,641	(80)	6,722	(160)
Corporate stock	5	(3)	3	(4)	8	(7)
	$45,132	$ (610)	$5,396	$ (143)	$50,528	$ (753)
2008						
Available-for-Sale						
Debt securities:						
Mortgage-backed securities	$ 8,810	$ (233)	$2,049		$10,859	$ (233)
Obligations of states and political subdivisions	5,628	(118)	724	$ (42)	6,352	(160)
Corporate stock	5	(3)			5	(3)
	$14,443	$ (354)	$2,773	$ (42)	$17,216	$ (396)
Held-to-Maturity						
Debt securities:						
Mortgage-backed securities	$ 633	$ (1)	$ 489	$ (7)	$ 1,122	$ (8)

At December 31, 2009, the Company held 155 securities of which 32 were in a loss position for less than twelve months and 10 were in a loss position for twelve months or more. Of the 42 securities 23 are mortgage backed securities, 10 are obligations of states and political sub-divisions and 9 are corporate stocks.

The unrealized loss on the Company's investments in mortgage-backed securities and obligations of states and political sub-divisions is primarily driven by interest rates. Because the decline in market value is attributable to a change in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, management does not consider these investments to be other-than-temporarily impaired.

NOTE 6. LOANS AND LEASES

Outstanding loans and leases are summarized as follows:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009	2008
Real estate—commercial	$223,685	$218,626
Real estate—construction	27,482	48,664
Real estate—multi-family	8,476	8,938
Real estate—residential	26,922	24,706
Commercial	72,621	90,625
Lease financing receivable	3,920	4,475
Agriculture	7,472	8,015
Consumer	14,253	14,796
	384,831	418,845
Deferred loan and lease origination fees, net	(600)	(571)
Allowance for loan and lease losses	(7,909)	(5,918)
	$376,322	$412,356

Certain loans are pledged as collateral for available borrowings with the FHLB and FRB. Pledged loans totaled $222,923,000 and $202,419,000 at December 31, 2009 and 2008, respectively (see Note 9).

The components of the Company's lease financing receivable are summarized as follows:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009	2008
Future lease payments receivable	$4,246	$4,985
Residual interests	85	67
Unearned income	(411)	(577)
Net lease financing receivable	$3,920	$4,475

Future lease payments receivable are as follows:

(DOLLARS IN THOUSANDS)

YEAR ENDING DECEMBER 31,	
2010	$ 1,365
2011	1,161
2012	958
2013	550
2014	140
Thereafter	72
Total lease payments receivable	$ 4,246

NOTE 6. LOANS AND LEASES (CONTINUED)

Changes in the allowance for loan and lease losses were as follows:

(DOLLARS IN THOUSANDS) YEAR ENDED DECEMBER 31,	2009	2008	2007
Balance, beginning of year	$ 5,918	$ 5,883	$5,874
Provision charged to operations	8,530	1,743	450
Losses charged to allowance	(6,588)	(1,734)	(548)
Recoveries	49	26	107
Balance, end of year	$ 7,909	$ 5,918	$5,883

The recorded investment in loans and leases that were considered to be impaired totaled $41,937,000 at December 31, 2009 and had a related valuation allowance of $3,810,000. The average recorded investment in impaired loans and leases during 2009 was approximately $29,947,000.

The recorded investment in loans and leases that were considered to be impaired totaled $6,083,000 at December 31, 2008 and had a related valuation allowance of $788,000. The average recorded investment in impaired loans and leases during 2008 was approximately $8,291,000.

Non-accrual loans and leases totaled approximately $20,964,000 and $5,767,000 at December 31, 2009 and 2008, respectively. There were no loans and leases past due 90 days or more and still accruing interest at December 31, 2009. Loans and leases past due 90 days or more and still accruing interest at December 31, 2008 were $474,000. Interest income on non-accrual loans is generally recognized on a cash basis and was approximately $79,000 for the year ended December 31, 2009, and not significant for 2008 and 2007. Interest foregone on non-accrual loans was approximately $1,281,000, $647,000 and $305,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Salaries and employee benefits totaling $674,000, $910,000 and $1,030,000 have been deferred as loan and lease origination costs for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 7. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

(DOLLARS IN THOUSANDS) DECEMBER 31,	2009	2008
Land	$ 206	$ 206
Building and improvements	730	740
Furniture, fixtures and equipment	7,017	7,013
Leasehold improvements	1,758	1,566
	9,711	9,525
Less accumulated depreciation and amortization	(7,617)	(7,410)
	$ 2,094	$ 2,115

Depreciation and amortization included in occupancy and furniture and equipment expense totaled $569,000, $539,000 and $535,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 8. INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009	2008
Savings	$ 36,234	$ 33,438
Money market	131,614	105,919
NOW accounts	50,154	45,581
Time, $100,000 or more	98,061	95,161
Other time	35,364	37,819
	$351,427	$317,918

The Company held $29,000,000 in certificates of deposit for the State of California as of December 31, 2009 and 2008. This amount represents 6.2% and 6.6% of total deposit balances for December 31, 2009 and 2008, respectively.

Aggregate annual maturities of time deposits are as follows:

(DOLLARS IN THOUSANDS)

YEAR ENDING DECEMBER 31,	
2010	$117,068
2011	9,843
2012	3,560
2013	1,932
2014	1,005
Thereafter	17
	$133,425

Interest expense recognized on interest-bearing deposits consisted of the following:

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2009	2008	2007
Savings	$ 229	$ 324	$ 546
Money market	1,304	1,861	3,668
NOW accounts	71	68	113
Time, $100,000 or more	1,481	2,249	3,167
Other time	918	1,399	2,066
	$4,003	$ 5,901	$9,560

NOTE 9. BORROWING ARRANGEMENTS

The Company has a total of $20,000,000 in unsecured short-term borrowing arrangements to purchase Federal funds with two of its correspondent banks. There were no advances under the borrowing arrangements as of December 31, 2009 and 2008.

In addition, the Company has a line of credit available with the Federal Home Loan Bank of San Francisco which is secured by pledged mortgage loans (see Note 6) and investment securities (see Note 5). Borrowings may include overnight advances as well as loans with a term of up to thirty years. Advances totaling $31,500,000 were outstanding from the Federal Home Loan Bank at December 31, 2009, bearing fixed interest rates ranging from 1.60% to 3.78% and maturing between January 19, 2010 and January 13, 2014. Advances totaling $57,231,000 were outstanding from the Federal Home Loan Bank at December 31, 2008, bearing fixed interest rates ranging from 0.05% to 3.78% and maturing between January 2, 2009 and August 22, 2011. Amounts available under the borrowing arrangement with the Federal Home Loan Bank at December 31, 2009 and 2008 totaled $54,047,000 and $60,012,000, respectively.

In addition, the Company entered into a secured borrowing agreement with the Federal Reserve Bank of San Francisco in 2008. The borrowing is secured by pledging selected loans (see Note 6) and investment securities (see Note 5). There were no advances outstanding as of December 31, 2009 and 2008. Amounts available under the borrowing arrangement with the Federal Reserve Bank at December 31, 2009 and 2008 totaled $36,353,000 and $935,000, respectively.

The following table summarizes these borrowings:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009		2008	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Short-term portion of borrowings	$14,500	2.84%	$43,231	1.83%
Long-term borrowings	17,000	2.40%	14,000	3.19%
	$31,500	2.60%	$57,231	2.16%

The Company has also been issued $8,000,000 in letters of credit by the Federal Home Loan Bank which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2009 and management does not expect these lines to be drawn in the future.

NOTE 10. INCOME TAXES

The provision for income taxes for the years ended December 31, 2009, 2008, and 2007 consisted of the following:

(DOLLARS IN THOUSANDS)

	Federal	State	Total
2009			
Current	$ 824	$ 507	$ 1,331
Deferred	(540)	(417)	(957)
Provision for income taxes	$ 284	$ 90	$ 374
2008			
Current	$ 3,617	$ 1,407	$ 5,024
Deferred	(263)	(183)	(446)
Provision for income taxes	$ 3,354	$ 1,224	$ 4,578
2007			
Current	$ 3,986	$ 1,494	$ 5,480
Deferred	(163)	(77)	(240)
Provision for income taxes	$ 3,823	$ 1,417	$ 5,240

NOTE 10. INCOME TAXES (CONTINUED)

Deferred tax assets (liabilities) consisted of the following:

(DOLLARS IN THOUSANDS) DECEMBER 31,	2009	2008
Deferred tax assets:		
Allowance for loan and lease losses	$ 3,546	$ 2,641
Future benefit of state tax deduction	123	443
Other real estate owned	280	
Deferred compensation	1,715	1,591
Other	218	414
Total deferred tax assets	5,882	5,089
Deferred tax liabilities:		
Core deposit intangible	(289)	(416)
Unrealized gains on available-for-sale investment securities	(155)	(276)
Investment market to market	(24)	(58)
Future liability of state deferred tax assets	(372)	(291)
Deferred loan costs	(355)	(433)
Federal Home Loan Bank stock dividends	(268)	(274)
Total deferred tax liabilities	(1,463)	(1,748)
Net deferred tax assets	$ 4,419	$ 3,341

The Company and its subsidiaries file income tax returns in the United States and California jurisdictions. There are currently no pending federal, state or local income tax examinations by tax authorities. With few exceptions, the Company is no longer subject to the examination by federal taxing authorities for the years ended before December 31, 2006 and by state and local taxing authorities for years before December 31, 2005. The unrecognized tax benefits and changes therein and the interest and penalties accrued by the Company as of December 31, 2009 were not significant.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 34.0% in 2009 and 35.0% for 2008 and 2007 to income before income taxes. The significant items comprising these differences consisted of the following:

YEAR ENDED DECEMBER 31,	2009	2008	2007
Federal income tax statutory rate	34.0%	35.0%	35.0%
State franchise tax, net of Federal tax effect	3.0%	6.6%	6.7%
Tax benefit of interest on obligations of states and political subdivisions	(15.2)%	(2.9)%	(2.5)%
Tax-exempt income from life insurance policies	(4.3)%	(1.1)%	(1.0)%
Stock option compensation expense	1.3%	0.5%	0.4%
Other	0.3%	(0.4)%	(0.4)%
Effective tax rate	19.1%	37.7%	38.2 %

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases branch facilities, administrative offices and various equipment under noncancelable operating leases which expire on various dates through the year 2019. Certain of the leases have five year renewal options. One of the branch facilities is leased from a current member of the Company's Board of Directors (see Note 16).

Future minimum lease payments are as follows:

(DOLLARS IN THOUSANDS)

YEAR ENDING DECEMBER 31,	
2010	$ 863
2011	657
2012	627
2013	582
2014	441
Thereafter	1,042
	$4,212

Rental expense included in occupancy, furniture and equipment expense totaled $1,050,000, $1,110,000 and $1,061,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the consolidated balance sheet.

The following financial instruments represent off-balance-sheet credit risk:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009	2008
Commitments to extend credit:		
Revolving lines of credit secured by 1–4 family residences	$ 6,615	$ 7,396
Commercial real estate, construction and land development commitments secured by real estate	18,202	17,076
Other unused commitments, principally commercial loans	43,008	52,465
	$ 67,825	$76,937
Standby letters of credit	$ 10,190	$ 3,798

NOTE 11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

At inception, real estate commitments are generally secured by property with a loan to value ratio of 55% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each client's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, equipment and deeds of trust on residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2009 and 2008. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to clients throughout Sacramento, Placer, Yolo, Amador, El Dorado, and Sonoma counties.

In management's judgment, a concentration exists in real estate-related loans which represented approximately 74% and 72% of the Company's loan portfolio at December 31, 2009 and 2008, respectively. A continued substantial decline in the economy in general, or a continued decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

Correspondent Banking Agreements

The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. The Company did not have any uninsured deposits at December 31, 2009.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

NOTE 12. SHAREHOLDERS' EQUITY

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

(DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEAR ENDED	Net Income	Weighted Average Number of Shares Outstanding	Per-Share Amount
December 31, 2009			
Basic earnings per share	$1,586	6,031	$ .26
Effect of dilutive stock options		7	
Diluted earnings per share	$1,586	6,038	$ .26
December 31, 2008			
Basic earnings per share	$7,571	5,811	$1.30
Effect of dilutive stock options		14	
Diluted earnings per share	$7,571	5,825	$1.30
December 31, 2007			
Basic earnings per share	$8,478	6,053	$1.40
Effect of dilutive stock options		63	
Diluted earnings per share	$8,478	6,116	$1.39

NOTE 12. SHAREHOLDERS' EQUITY (CONTINUED)

Stock Option Plan

In 2000, the Board of Directors adopted a stock option plan under which options may be granted to employees and directors under incentive and nonstatutory agreements. The stock option plan was approved by the Company's shareholders. At December 31, 2009, grants outstanding combined with shares available for future grants totaled 598,000 shares under this plan. The plan requires that the option price may not be less than the fair market value of the stock at the date the option is granted. The purchase price of exercised options is payable in full in cash or shares of the Company's common stock owned by the optionee at the time the option is exercised. The options expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. Options vest ratably over a five year period. The Plan does not provide for the settlement of awards in cash and new shares are issued upon the exercise of options.

A summary of the outstanding and vested stock option activity for the year ended December 31, 2009 is as follows:

	Outstanding		Nonvested	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Fair Value Per Share
Balance, January 1, 2009	338,324	$ 18.67	185,461	$4.92
Options granted	62,003	$ 8.50	62,003	$0.69
Options vested			(59,886)	$4.97
Options exercised	(5,250)	$ 4.10		
Options expired or canceled	(14,056)	$ 19.22	(6,981)	$7.51
Balance, December 31, 2009	381,021	$ 17.20	180,597	$3.19

A summary of exercisable options as of December 31, 2009 is as follows:

Number of vested stock options	200,424
Weighted average exercise price per share	$ 18.24
Aggregate intrinsic value	$ –
Weighted average remaining contractual term in years	5.28

A summary of options outstanding at December 31, 2009 follows:

Range of Exercise Prices	Number of Options Outstanding December 31, 2009	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2009
$8.50–11.66	62,003	9.14 years	
$11.67–12.37	33,562	3.22 years	33,562
$12.38–12.65	1,575	8.39 years	315
$12.66–16.18	927	3.39 years	927
$16.19–16.77	59,047	8.15 years	11,891
$16.78–18.10	48,399	4.31 years	48,399
$18.11–18.23	36,174	5.27 years	28,189
$18.24–24.07	139,334	6.50 years	77,141
	381,021		200,424

NOTE 12. SHAREHOLDERS' EQUITY (CONTINUED)

Common Stock Repurchase Program

On January 16, 2008, the Board of Directors of the Company authorized a stock repurchase program that allows for the repurchase of up to six and one half percent (6.5%) annually of the Company's outstanding shares of common stock. The repurchases under this plan can be made from time to time in the open market as conditions allow. Management reports monthly to the Board of Directors on the status of the repurchase program. The Board of Directors has reserved the right to suspend, terminate, modify or cancel the repurchase programs at any time for any reason. The 6.5% percent program announced in 2008, replaced a program announced in 2001 whereby the Company had the ability to repurchase up to five percent (5.0%) annually of the Company's outstanding shares of common stock. On July 24, 2009, the Board of Directors temporarily suspended the Company's stock repurchase program.

Stock Dividend

The Board of Directors declared a 5% stock dividend November 19, 2008 and November 21, 2007. As appropriate, per share and relevant data in the consolidated financial statements have been retroactively restated to reflect the stock dividends.

NOTE 13. REGULATORY MATTERS

Dividends

Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. In addition, subject to prior regulatory approval, any state banking association may request an exception to this restriction. In May, September and December 2008, and in March and June of 2009, ARB requested, and received approval for, equal payments of $1,000,000. The effect of the payments is such that ARB could continue to provide dividends to the Company.

In 2009, 2008 and 2007, the Company declared cash dividends in the amount of $0.29, $0.57 and $0.55, respectively, per common share. The amounts have been adjusted to reflect 5% stock dividends declared in 2008 and in 2007. There is no assurance, however, that any dividends will be paid in the future since they are subject to regulatory restrictions, and dependent upon earnings, financial condition and capital requirements of the Company and its subsidiaries. On July 24, 2009, the Board of Directors temporarily suspended the payment of cash dividends until such time as it is prudent to reestablish payment of cash dividend. Currently, any future cash dividends from the Bank will require prior regulatory approval.

Regulatory Capital

The Company and ARB are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. As a result of our regularly scheduled 2009 FDIC examination, management entered into a Memorandum of Understanding with its regulators to take certain actions, including maintenance of certain capital ratios as described in "Note 1, The Business of the Company" herein.

Under capital adequacy guidelines, the Company and ARB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets be maintained. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

ARB is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, ARB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

Management believes that the Company and ARB met all their capital adequacy requirements as of December 31, 2009 and 2008.

NOTE 13. REGULATORY MATTERS (CONTINUED)

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009		2008	
	Amount	Ratio	Amount	Ratio
Leverage Ratio				
American River Bankshares and Subsidiaries	$70,158	12.4%	$45,822	8.3%
Minimum regulatory requirement	$22,535	4.0%	$22,038	4.0%
American River Bank	$65,385	11.7%	$46,134	8.4%
Minimum requirement for "Well-Capitalized" institution under prompt corrective action provisions	$28,059	5.0%	$27,451	5.0%
Minimum regulatory requirement	$22,447	4.0%	$21,961	4.0%
Tier 1 Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$70,158	17.1%	$45,822	10.2%
Minimum regulatory requirement	$16,384	4.0%	$17,889	4.0%
American River Bank	$65,385	16.0%	$46,134	10.4%
Minimum requirement for "Well-Capitalized" institution under prompt corrective action provisions	$24,463	6.0%	$26,736	6.0%
Minimum regulatory requirement	$16,309	4.0%	$17,824	4.0%
Total Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$75,313	18.4%	$51,416	11.5%
Minimum regulatory requirement	$32,989	8.0%	$35,805	8.0%
American River Bank	$70,516	17.3%	$51,708	11.6%
Minimum requirement for "Well-Capitalized" institution under prompt corrective action provisions	$41,050	10.0%	$44,594	10.0%
Minimum regulatory requirement	$32,840	8.0%	$35,676	8.0%

NOTE 14. OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income consisted of the following:

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2009	2008	2007
Merchant fee income	$437	$ 482	$ 544
Accounts receivable servicing fees	35	170	244
Income from residential lending division	7	283	401
Bank owned life insurance (NOTE 15)	246	395	404
Other	256	216	252
	$981	$1,546	$1,845

Other noninterest expense consisted of the following:

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2009	2008	2007
Professional fees	$1,061	$ 936	$ 832
Telephone and postage	375	403	420
Outsourced item processing	369	391	374
Advertising and promotion	232	339	338
Directors' expense	390	321	378
Amortization of intangible assets	264	286	308
Stationery and supplies	205	274	322
Other operating expenses	1,277	1,143	1,318
	$4,173	$4,093	$4,290

NOTE 15. EMPLOYEE BENEFIT PLANS

American River Bankshares 401(k) Plan

The American River Bankshares 401(k) Plan has been in place since January 1, 1993 and is available to all employees. Under the plan, the Company will match 100% of each participants' contribution up to 3% of annual compensation plus 50% of the next 2% of annual compensation. Employer Safe Harbor matching contributions are 100% vested upon entering the plan. The Company's contributions totaled $176,000, $200,000 and $227,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Employee Stock Purchase Plan

The Company contracts with an administrator for an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at fair market value as of the date of purchase. The Company bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs actually incurred.

American River Bankshares Deferred Compensation Plan

The Company has established a Deferred Compensation Plan for certain members of the management team and a Deferred Fee Agreement for Non-Employee Directors for the purpose of providing the opportunity for participants to defer compensation. Participants of the management team, who are selected by a committee designated by the Board of Directors, may elect to defer annually a minimum of $5,000 or a maximum of eighty percent of their base salary and all of their cash bonus. Directors may also elect to defer up to one hundred percent of their monthly fees. The Company bears all administration costs and accrues interest on the participants' deferred balances at a rate based on U.S. Government Treasury rates plus 4.0%. This rate was 5.55% at December 31, 2009. Deferred compensation, including interest earned, totaled $2,167,000, $2,023,000 and $1,769,000 at December 31, 2009, 2008 and 2007, respectively. The expense recognized under this plan totaled $116,000, $142,000 and $142,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Salary Continuation Plan

The Company has agreements to provide certain current executives, or their designated beneficiaries, with annual benefits for up to 15 years after retirement or death. These benefits are substantially equivalent to those available under life insurance policies purchased by the Company on the lives of the executives. The Company accrues for these future benefits from the effective date of the agreements until the executives' expected final payment dates in a systematic and rational manner. As of December 31, 2009 and 2008, the Company had accrued $764,000 and $672,000, respectively, for potential benefits payable. This payable approximates the then present value of the benefits expected to be provided at retirement. The expense recognized under this plan totaled $141,000, $188,000 and $169,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Under these plans, the Company invested in single premium life insurance policies with cash surrender values totaling $10,742,000 and $10,496,000 at December 31, 2009 and 2008, respectively. On the consolidated balance sheet, the cash surrender value of life insurance policies is included in accrued interest receivable and other assets. Tax-exempt income on these policies, net of expense, totaled approximately $246,000, $395,000 and $404,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 16. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including Directors and affiliates. These transactions include borrowings from the Company with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2009:

(DOLLARS IN THOUSANDS)

Balance, January 1, 2009	$3,283
Disbursements	888
Amounts repaid	(120)
Balance, December 31, 2009	$4,051
Undisbursed commitments to related parties, December 31, 2009	$ 15

The Company also leases one of its branch facilities from a current member of the Company's Board of Directors. Rental payments to the Director totaled $87,000, $85,000 and $83,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 17. OTHER COMPREHENSIVE INCOME (LOSS)

At December 31, 2009, 2008 and 2007, the Company had other comprehensive income (loss) as follows:

(DOLLARS IN THOUSANDS)

	Before Tax	Tax Expense	After Tax
For the Year Ended December 31, 2009			
Other comprehensive loss:			
Unrealized holding loss	$ (26)	$ 10	$ (16)
Less reclassification adjustment for realized gains included in net income	270	(111)	159
	$ (296)	$ 121	$(175)
For the Year Ended December 31, 2008			
Other comprehensive income:			
Unrealized holding gains	$ 628	$ (258)	$ 370
Less reclassification adjustment for realized gains included in net income	126	(52)	74
	$ 502	$ (206)	$ 296
For the Year Ended December 31, 2007			
Other comprehensive income:			
Unrealized holding gains	$ 1,153	$ (472)	$ 681
Less reclassification adjustment for realized gains included in net income	25	(10)	15
	$ 1,128	$ (462)	$ 666

NOTE 18. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

Condensed Balance Sheet

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2009	2008
Assets		
Cash and due from banks	$ 6,067	$ 1,596
Investment in subsidiaries	82,572	63,759
Other assets	2,165	1,884
	$ 90,804	$ 67,239
Liabilities and Shareholders' Equity		
Liabilities:		
Dividends payable to shareholders		$ 828
Other liabilities	$ 3,459	2,964
Total liabilities	3,459	3,792
Shareholders' equity:		
Common stock	71,578	47,433
Retained earnings	15,545	15,617
Accumulated other comprehensive income, net of taxes	222	397
Total shareholders' equity	87,345	63,447
	$ 90,804	$ 67,239

NOTE 18. PARENT ONLY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

Condensed Statement Of Income

(DOLLARS IN THOUSANDS) FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
Income:			
Dividends declared by subsidiaries—eliminated in consolidation	$ 1,655	$ 4,560	$ 12,575
Management fee from subsidiaries—eliminated in consolidation	4,057	3,706	3,332
Other income	26	39	39
Total income	5,738	8,305	15,946
Expenses:			
Salaries and employee benefits	2,696	2,582	2,766
Professional fees	404	390	384
Directors' expense	325	248	288
Other expenses	684	668	696
Total expenses	4,109	3,888	4,134
Income before equity in undistributed income of subsidiaries	1,629	4,417	11,812
Equity in (distributed) undistributed income of subsidiaries	(49)	3,113	(3,637)
Income before income taxes	1,580	7,530	8,175
Income tax benefit	6	41	303
Net income	$ 1,586	$ 7,571	$ 8,478

Consolidated Statement Of Cash Flows

(DOLLARS IN THOUSANDS) FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 1,586	$ 7,571	$ 8,478
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed (distributed) earnings of subsidiaries	49	(3,113)	3,637
Decrease (increase) in dividends receivable from subsidiaries		840	(540)
Stock option compensation expense	210	291	301
Increase in other assets	(267)	(104)	(500)
(Decrease) increase in other liabilities	(333)	220	820
Net cash provided by operating activities	1,245	5,705	12,196
Cash flows from investing activities:			
Purchase of equipment	(50)	(26)	(41)
Investment in subsidiary	(19,000)		
Net cash used in investing activities	(19,050)	(26)	(41)
Cash flows from financing activities:			
Cash dividends paid	(1,658)	(3,328)	(3,328)
Exercise of stock options, including tax benefit	33	354	679
Cash paid to repurchase common stock		(1,710)	(9,194)
Cash paid for fractional shares		(10)	(9)
Net proceeds from stock issuance	23,901		
Net cash provided by (used in) financing activities	22,276	(4,694)	(11,852)
Net increase in cash and cash equivalents	4,471	985	303
Cash and cash equivalents at beginning of year	1,596	611	308
Cash and cash equivalents at end of year	$ 6,067	$ 1,596	$ 611



American River Bankshares

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